================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              -------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MARCH, 2003



                     RITCHIE BROS. AUCTIONEERS INCORPORATED


                                 6500 RIVER ROAD
                   RICHMOND, BRITISH COLUMBIA, CANADA V6X 4G5
                                 (604) 273-7564


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [ ]           Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]          No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

================================================================================

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Ritchie Bros. Auctioneers Incorporated, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 18, 2003                      Ritchie Bros. Auctioneers Incorporated



                                          By:  /s/  Robert S. Armstrong
                                               --------------------------------
                                               Robert S. Armstrong
                                               Corporate Secretary

                     [ANNUAL REPORT COVER - AERIAL PHOTO OF
                   AUCTION FACILITY - FORT WORTH, TEXAS USA]

                        [RITCHIE BROS. Auctioneers LOGO]


                               ANNUAL REPORT 2002

OUR GOAL IS TO CREATE LIFETIME CUSTOMERS BY EXCEEDING EXPECTATIONS AT EACH AND EVERY ENCOUNTER.



CONTENTS

To Our Fellow Shareholders                         4
Opportunities for Growth                           7
How We Create Value for Our Customers              8
Customer Service - The Buyer's Perspective         11
Customer Service - The Consignor's Perspective     14
The Future of Ritchie Bros.                        18
The Ritchie Bros. Auction Process                  24
Financial Information                              25
Selected Financial and Operating Data              40
Supplemental Quarterly Data                        41
Shareholder Information                            42



In this annual report, all dollars amounts are stated in United States dollars unless a different currency is indicated.

[PHOTO OF ARTICULATED DUMP TRUCK ON AUCTION RAMP - MOERDIJK, THE NETHERLANDS]

"TREAT YOUR CUSTOMERS LIKE YOUR FRIENDS AND THEY WILL ALWAYS BE YOUR CUSTOMERS"
- DAVE RITCHIE

2002 BY THE NUMBERS


          141   AUCTIONS IN 10 COUNTRIES
$1.37 BILLION  IN GROSS AUCTION SALES
      156,000  REGISTERED BIDDERS
       50,100  BUYERS
       20,900  CONSIGNORS
      150,900  LOTS


TWENTY YEAR SUMMARY

[20 YEAR SUMMARY GRAPH - GROSS AUCTION SALES]

[20 YEAR SUMMARY GRAPH - BUYERS AND CONSIGNORS]

[PHOTO OF CROWD GATHERED AROUND SALE OF ASPHALT PLANT - FORT WORTH, TEXAS USA]

IN DECEMBER 2002 THIS ASPHALT PLANT AT OUR FORT WORTH, TEXAS AUCTION SITE SOLD FOR $775,000 TO AN INTERNET BIDDER IN CALIFORNIA.

TO OUR FELLOW SHAREHOLDERS



In 2002 we reached record levels of gross auction sales, auction revenues and net earnings. We were able to take advantage of the foundation we have been building in recent years and capitalize on opportunities in the truck and equipment markets. Salesforce productivity, which had been a focus for us in 2002, improved significantly - gross auction sales per member of our sales force increased from an average of $6.7 million in 2001 to $7.2 million in 2002. And perhaps most importantly, our customer base continued to expand.

During the year we also launched the rbauctionBid-Live Internet bidding service and by the end of the year, with the system fully deployed, Internet bidders were representing 10% to 15% of our registered bidders. Customers from over 50 countries are now using the rbauctionBid-Live service; they are now the buyer or runner-up bidder on over 15% of the lots offered online and in some auctions they are bidding on as many as 40% of the lots offered. The rapid growth of this service has exceeded our expectations and helped us to remain at the forefront of our industry.

As further evidence of our continued growth, sales records were set at several of our locations. During 2002, we held our largest-ever auctions at our sites in Olympia, Washington; Denver, Colorado; North East, Maryland; Atlanta, Georgia; Edmonton, Alberta and Dubai, United Arab Emirates. At CAD 31 million the Edmonton sale was our largest-ever sale in Canada and was the first sale at our new Edmonton auction facility. Replacing our previous 24-acre site, the new yard covers more than 100 acres and the auction building features two ramps, allowing for simultaneous auctions of rolling stock so that more trucks and equipment can be sold in a single day.

Fortunately, the significant investments in our network of auction sites made since 1998 have given us the capacity and operating leverage to grow our business profitably for many years to come. We are now able to hold larger more cost-effective auctions and we rarely find ourselves turning equipment away from full yards. In fact, with sufficient capacity now in place to grow our business by as much as 50% from present levels, we have been able to turn our attention to productivity, efficiency and customer service.


[PHOTO OF RUSSELL CMOLIK]


AFTER 30 YEARS WITH RITCHIE BROS., RUSSELL CMOLIK RETIRED IN 2002. RUSS PLAYED A KEY ROLE IN THE GROWTH AND DEVELOPMENT OF THE COMPANY AND SERVED AS PRESIDENT SINCE 1991,PROVIDING GUIDANCE AND LEADERSHIP TO THE CURRENT MANAGEMENT
TEAM. THERE IS NO DOUBT THAT EMPLOYEES, CUSTOMERS AND SHAREHOLDERS WILL CONTINUE TO BENEFIT FROM HIS CONTRIBUTIONS FOR MANY YEARS TO COME. THANKS RUSS.

Much of our effort in 2002 - from new building designs to the launch of our Internet bidding service - was focused on customer service and we are carrying that theme into 2003. We've never put much weight in mission statements, preferring to let our actions speak for themselves; however, Ritchie Bros. started 2003 by committing to a simple objective: to create lifetime customers by exceeding expectations at each and every encounter. We are challenging every member of the Ritchie Bros. team to find ways of improving the service we provide our customers.

Ritchie Bros. sells more used trucks and equipment than anybody else in the world. We believe that we have achieved this market position by adhering to the basic values of honesty and fairness and by continually striving to deliver superior customer service. Ours has always been a relationship business and we believe it will always be a relationship business.

We are beginning our 40th year by recommitting ourselves to the pursuit of superior customer service. The 570 full-time employees and over 1,000 part-time employees that make up the Ritchie Bros. team share this commitment. You won't find a harder working or more energetic group anywhere in the world. We are proud to stand beside them every day and we thank them for their dedication. We also thank our customers for choosing to do business with Ritchie Bros. There are other ways to buy and sell industrial assets; but in 2002 record numbers of buyers and consignors chose Ritchie Bros. We look forward to raising the bar on customer service so that an ever increasing number of buyers and sellers of industrial assets will choose to participate in Ritchie Bros. auctions.

[CELEBRATING 40 YEARS LOGO]

THE RITCHIE BROS. AUCTIONEERS
EXECUTIVE COMMITTEE



[David E. Ritchie signature]                       [Randall J. Wall signature]

David E. Ritchie                                   Randall J. Wall
CHAIRMAN, CHIEF EXECUTIVE OFFICER                  PRESIDENT, CHIEF OPERATING
                                                   OFFICER


[Peter J. Blake signature]                         [Robert K. Mackay signature]

Peter J. Blake                                     Robert K. Mackay
SENIOR VICE PRESIDENT,                             EXECUTIVE VICE PRESIDENT
CHIEF FINANCIAL OFFICER


[Roger W. Rummel signature]                        [Robert K. Whitsit signature]

Roger W. Rummel                                    Robert K. Whitsit
SENIOR VICE PRESIDENT,                             SENIOR VICE PRESIDENT,
SOUTHWEST & MEXICO DIVISIONS                       SOUTHEAST DIVISION

UNRESERVED

AT RITCHIE BROS., "UNRESERVED" MEANS THAT THERE ARE NO MINIMUM PRICES - EVERYTHING SELLS TO THE HIGH BIDDER ON SALE DAY. THERE ARE NO BUY-BACKS OR BID-INS; THERE IS NO ARTIFICIAL PRICE MANIPULATION.

"UNRESERVED" IS ALSO A FOUNDING PRINCIPLE OF OUR COMPANY AND ONE OF OUR MOST SIGNIFICANT COMPETITIVE ADVANTAGES. WE ARE COMMITTED TO TREATING OUR CUSTOMERS WITH FAIRNESS AND INTEGRITY AND IN OUR VIEW THE ONLY AUCTION THAT ACHIEVES THAT IS AN UNRESERVED AUCTION. "UNRESERVED" IS WHY AN AVERAGE OF 1,100 BIDDERS FROM ALL OVER THE WORLD PARTICIPATE IN EACH OF OUR AUCTIONS - THEY KNOW THEY AREN'T WASTING THEIR TIME.

BY ATTRACTING A LARGE NUMBER OF BIDDERS AND ALLOWING THEM TO COMPETE IN AN OPEN AND FAIR AUCTION ENVIRONMENT, WE ARE ABLE TO TRANSCEND LOCAL MARKET CONDITIONS AND DELIVER THE BEST POSSIBLE PRICES.

[PHOTO OF AUCTIONEER AND TWO AUCTION CLERKS IN AUCTIONEER'S BOOTH - EDMONTON, ALBERTA CANADA]

OPPORTUNITIES FOR GROWTH

Ritchie Bros. sells more used trucks and equipment than anybody else in the world. Our target markets include mobile and stationary equipment used in the construction, mining, forestry, marine, petroleum, agriculture and transportation industries.

THE USED EQUIPMENT MARKET IS HUGE. Over $1 trillion worth of used equipment in our target markets is estimated to be in circulation worldwide, with approximately $100 billion worth being bought and sold each year. Dealers and brokers have historically handled most of the transactions in this largely fragmented market; auctioneers currently deal with about 5% of the business. In our most mature markets, we believe that auctioneers are now handling as much as 25% of the used equipment business; and in several markets Ritchie Bros. has 50% or more of the auction share. As the largest participant in a fragmented market, we see strong growth opportunities for many years.

THE INTERNET IS ENHANCING OUR GROWTH. One of the main reasons for our continued growth, even during a market environment that has led to declining sales for most equipment distribution companies, is the leveling of the playing field in the used equipment market. Thanks in part to the Internet, equipment owners are now much better informed about market values. They have easy access to information about what's available for sale and recent selling prices. While some market participants used to have an information advantage, the increasing transparency in today's market has changed that significantly. In an environment where all players have equal access to information, transactions migrate to the most efficient marketplace. This is a trend that favors Ritchie Bros.

WE HAVE OPPORTUNITIES IN NON-TRADITIONAL MARKETS. In addition to growth in our traditional truck and equipment markets, we have been doing an increasing amount of work in areas such as agriculture and industrial marine and we are being engaged for an increasing number of special projects. Notable examples of growth in these markets include:

o Sales of industrial real estate, including excess Ritchie Bros. properties, at several auctions in 2002.

o The creation of the APA Agricultural Auction division in August, following the acquisition of the business of All Peace Auctions, an Alberta based auction company.

o The October sale of a large quantity of machine shop tools in Torino, Italy.

o Sales in October of industrial marine equipment in Cheboygan, Michigan and Jacksonville, Florida.

o Sales of unused asphalt plants in Phoenix, Arizona in November and Ft. Worth, Texas in December.

o The March 2003 sale in Vancouver, British Columbia of three of the largest catamaran fast ferries in the world for the British Columbia Ferry Corporation.

WE HAVE A UNIQUE ABILITY TO CREATE VALUE FOR CUSTOMERS. As we identify further expansion opportunities, we look for ways to capitalize on the competitive advantages we have to offer. These include our reputation for fairness and integrity, our international network of offices and auction sites, our customer base, our marketing systems, our Internet tools and perhaps most importantly, the ability of our unreserved auctions to deliver the best possible price. Where there are opportunities for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of assets, we will pursue that opportunity.


THIS UNUSED ASPHALT PLANT SOLD IN PHOENIX, ARIZONA FOR $1.1 MILLION, BECOMING RITCHIE BROS.' HIGHEST SELLING ITEM TO DATE.


[PHOTO OF CROWD GATHERED AROUND SALE OF ASPHALT PLANT - PHOENIX, ARIZONA USA]


[PHOTO OF THREE CATAMARAN FAST FERRIES]

HOW WE CREATE VALUE FOR OUR CUSTOMERS

THE FOUNDATION FOR THE CUSTOMER SERVICE WE PROVIDE IS MADE UP OF OUR PEOPLE, OUR INTERNATIONAL NETWORK OF AUCTION FACILITIES AND OUR INFRASTRUCTURE.

PEOPLE

At the end of 2002, we had 189 sales representatives calling on equipment owners around the world. Ours is a relationship business and the members of our sales team, together with our Customer Service Managers, are critical to our success. Recruiting these people is a challenge for Ritchie Bros. because there is no ready pool to draw from. Most of our salespeople come to us with an equipment background - having worked for a dealership, rental company or contractor - and then apprentice with an experienced member of our team before taking on their own territory. It takes up to 24 months or longer for a new Territory Manager to reach the level of productivity that we expect. Adding quality people to our team, giving them the right tools and then helping them up the learning curve is a core part of our strategy for delivering superior customer service.

FACILITIES

We now have 28 auction sites around the world, many of which are equipped with environmentally certified painting and refurbishing facilities. This network of sites allows us to offer customers an unparalleled level of service. Our 22 permanent auction sites have, on average, over 50 acres of developed land, and some have over 100 acres. We have ample room at most of our locations to hold larger auctions and grow our business.


[DIAGRAM OF EDMONTON FACILITY]


OUR NEW EDMONTON, ALBERTA FACILITY, COMPLETED IN 2002, FEATURES DUAL RAMPS, ENABLING US TO SELL MORE ITEMS PER DAY - THIS SAVES OUR CUSTOMERS VALUABLE TIME.


INFRASTRUCTURE

Less visible but no less important is the supporting infrastructure that enables us to deliver our services efficiently and effectively. To support the size and breadth of our operations, we have developed extensive marketing and information technology operations. Most of our systems have been developed in-house as there simply are no other companies in the world quite like Ritchie Bros. While we are continually refining the way we do things and always looking for better ways to help our customers, our systems today - from marketing to salesite operations to Internet bidding - enable us to provide an unparalleled level of service to our customers.

At the end of the day, the bricks in this foundation are simply tools. As a Company, our challenge is to use these tools to deliver a service that creates value for our customers. The ever increasing numbers of buyers and consignors who choose Ritchie Bros. are the proof that we are creating that value.

[PHOTO OF THREE MEN STANDING IN AUCTION YARD]


WHAT DRIVES THE SUPPLY OF EQUIPMENT FOR OUR AUCTIONS?

WE CAN DO WELL IN GOOD OR BAD TIMES, AS LONG AS THINGS ARE CHANGING. ECONOMIC UNCERTAINTY FUELS THE SUPPLY OF USED EQUIPMENT. SO DO FLEET REALIGNMENTS, FINANCIAL PRESSURE, MERGERS AND ACQUISITIONS, INVENTORY REDUCTIONS, LEASE RETURNS, PROJECT COMPLETIONS AND EVEN RETIREMENTS. AS LONG AS A FEW OF THESE FACTORS ARE AT WORK SOMEWHERE IN THE WORLD, RITCHIE BROS. HAS CUSTOMERS TO CALL ON. MANY OF THE FACTORS THAT PROMPT OWNERS TO SELL EQUIPMENT ALSO CREATE AN ENVIRONMENT IN WHICH EQUIPMENT BUYERS OPT FOR HIGH QUALITY USED EQUIPMENT RATHER THAN MORE EXPENSIVE NEW EQUIPMENT. THIS IS PARTICULARLY TRUE DURING ECONOMIC DOWNTURNS AS CONTRACTORS STILL HAVE WORK TO DO BUT THEY ARE RELUCTANT TO COMMIT CAPITAL TO NEW EQUIPMENT.


OUR ONGOING INVESTMENTS IN PEOPLE, FACILITIES AND INFRASTRUCTURE ENABLE US TO DELIVER THE HIGHEST POSSIBLE LEVEL OF CUSTOMER SERVICE.


[PHOTO OF FIVE ROCK TRUCKS ON AUCTION RAMP - MOERDIJK, THE NETHERLANDS]

[PHOTO OF AUCTIONEER AND AUCTION PARTICIPANT]

OUR GREATEST ASSETS ARE THE RELATIONSHIPS WE'VE BUILT WITH OUR CUSTOMERS.

CUSTOMER SERVICE - THE BUYER'S PERSPECTIVE

WE SELL EVERYTHING ON AN UNRESERVED BASIS

Bidders at a Ritchie Bros. auction do not need to be concerned about artificial price manipulation because only legitimate bidders are allowed to participate in our auctions. There are no minimum prices and sellers are not allowed to bid on their own equipment. While some auctioneers openly permit sellers to bid on their own items, or will bid on the equipment themselves to artificially support prices, we are well known for our policy prohibiting consignors from bidding on their own equipment, either directly or through agents.

Not only does every item sell on sale day to the highest bidder, once the auctioneer says "SOLD" the negotiations are over. The buyer simply pays Ritchie Bros. and then takes possession of the equipment without any need to haggle over payment or delivery terms.

Our commitment to selling everything on an unreserved basis is one of our most significant competitive advantages when it comes to attracting bidders.

BUYERS PAY A FAIR MARKET PRICE

Because everything is sold unreserved, buyers at a Ritchie Bros. auction always pay a fair market price. All bidders compete on an equal basis irrespective of their negotiating skills or buying power; and they know that the people they are bidding against are legitimate bidders like themselves. We don't promise any bargains, but our buyers can always be confident that they are paying fair market value.

CLEAR TITLE IS GUARANTEED TO OUR BUYERS

We do not pass on title or ownership problems. A buyer at a Ritchie Bros. auction does not need to be concerned about the financial condition of the sellers. If we can't deliver clear title, the buyer receives a full refund. Without such a guarantee, buyers run the risk of having their equipment repossessed by the bank that financed the previous owner - something most buyers don't think about until it's too late. We commit considerable resources to identifying and coordinating the release of all liens before we sell the equipment.

CUSTOMERS CAN INSPECT, TEST AND COMPARE BEFORE BIDDING.

We recognize that a piece of used equipment needs to be inspected and compared to other units before being purchased, particularly when the buyer is an end user who intends to take the equipment to the jobsite and use it to earn income. We organize our auction yards so that customers can accurately determine the condition and value of the equipment.


[PHOTO OF MAN INSPECTING CRANE]         [PHOTO OF RITCHIE BROS. EMPLOYEE AND
                                                        AUCTION PARTICIPANT]

[PHOTO OF MAN AT COMPUTER SCREEN]


WE MAKE IT EASY TO BUY

Registration is fast and efficient. Our sale sites feature covered theater-style seating for the bidders - during the auction, the rolling stock is driven over an elevated ramp in front of the bidders. In addition to displaying the equipment to facilitate on-site inspections, we arrange for transportation, finance and other service companies to be present at our auction sites so customers can get quotes before they bid. Of course, our staff is always available if bidders need additional help or information.


[PHOTO OF BID CATCHER STANDING IN FRONT OF TWO CRAWLER TRACTORS ON AUCTION RAMP]


BUYERS DON'T WASTE THEIR TIME

An average Ritchie Bros. auction includes over 1,000 lots from 150 different consignors, covering a diverse array of truck and equipment categories and manufacturers. At our auctions, an equipment buyer can inspect in one day what might have taken weeks if the equipment were being offered for sale by a number of vendors in various locations. A buyer can purchase all manner of equipment and attachments in one place, on one day, with one invoice - rather than having to negotiate with multiple vendors. This one-stop shopping approach addresses the needs of our customers, most of whom are contractors who can only afford to spend a limited amount of time away from their jobsites.

BIDDERS CAN BE IN TWO PLACES AT ONCE

Customers who are able to satisfy themselves as to the value of particular pieces, but can't be at the auction site on sale day, can still participate in one of two ways:

o RBAUCTIONBID-LIVE is our Internet bidding service. This service allows qualified bidders to hear the auctioneer, follow the bid and ask numbers and see the item being sold, live and in real-time over the Internet. Bidding is as simple as clicking the bid button, which continuously updates to reflect the auctioneer's current asking price. This service was launched in March 2002 and has already become very popular with our customers.


[RBAUCTIONBID-LIVE ICON]


o PROXY BIDS from qualified bidders can be submitted via our website, via fax, or by calling the sale site. Customers placing proxy bids specify the maximum they are willing to pay for given lots. Proxy bids are inserted into the auction process just as they would have been if the bidders had been able to attend the auction in person. The auctioneer ensures that proxy bidders never pay more than they would have if they had been there to place their own bids on auction day.


[ANNOTATED RBAUCTIONBID-LIVE WEB PAGE]


SERVICES FOR EQUIPMENT OWNERS @ RBAUCTION.COM

EQUIPMENT SEARCH                      A SOPHISTICATED TOOL THAT ALLOWS YOU TO
                                      SEARCH THROUGH ALL ITEMS CONSIGNED TO
                                      UPCOMING AUCTIONS

SALE DAY CATALOGS                     ON-LINE ACCESS TO AUCTION CATALOGS WITH
                                      ALL LOTS LISTED IN SALE ORDER

RBAUCTIONRE$ULTS                      ACCESS TO 24 MONTHS OF RITCHIE BROS.
                                      AUCTION RESULTS

RBAUCTIONFLEETVALUATOR                A TOOL THAT ALLOWS EQUIPMENT OWNERS TO
                                      ESTIMATE THE VALUE OF THEIR FLEETS WITH
                                      REFERENCE TO RITCHIE BROS. AUCTION RESULTS

RBAUCTIONBID-LIVE                     A TOOL THAT ALLOWS CUSTOMERS TO PLACE LIVE
                                      REAL-TIME BIDS INTO OUR AUCTIONS

RBAUCTIONBID-PROXY                    A TOOL FOR SUBMITTING BIDS IN ADVANCE OF
                                      THE LIVE AUCTION

RBAUCTIONVIEW                         LIVE INTERNET BROADCASTS OF RITCHIE BROS.
                                      AUCTIONS

RBAUCTIONCONSIGN                      A STREAMLINED CONSIGNMENT PROCESS FOR
                                      CUSTOMERS WITH ANNUAL CONTRACTS


[PHOTO OF RBAUCTION.COM WEB PAGE]

WHY EQUIPMENT SELLERS CHOOSE RITCHIE BROS.

WE DELIVER A GLOBAL MARKETPLACE

By marketing our auctions to a strategic selection from our proprietary database of over 400,000 potential bidders in over 200 countries, we are able to directly expose the trucks and equipment in our auctions to a large and geographically diverse pool of buyers. In addition, all of the equipment is listed on our website, and our auctions are advertised in trade journals and industry publications, as well as promoted to the bidders attending other Ritchie Bros. auctions. All told, we believe we are able to market the equipment in our auctions to a larger base of potential purchasers than could be reached by any of our competitors. Interested bidders can then participate in our auctions either in person, by placing a proxy bid or by bidding on-line using the rbauctionBid-Live service, ensuring that the largest possible bidding audience is participating in the auction.

OUR AUCTIONS ARE ABLE TO TRANSCEND LOCAL MARKET CONDITIONS

Our auctions attract a large number of foreign and out-of-state/out-of-province buyers. Transportation costs are frequently not an issue for these bidders because, compared to the value of the equipment, such costs can be relatively insignificant - particularly the costs of ocean freight. As a result, we are able to deliver world market prices for our consignors' equipment regardless of local market conditions. On average, over 50% of our gross auction sales go to buyers from outside the region in which the auction is held.


[PHOTO OF CUSTOMER BEING ASSISTED AT AUCTION REGISTRATION COUNTER]


WE HELP OUR CONSIGNORS GET THE MOST NET DOLLARS FOR THEIR EQUIPMENT

Not only do we help our consignors sell their equipment quickly and efficiently, we help them achieve the highest net return on their sale. We charge higher commissions than some other auctioneers, some of whom charge inspection fees and buyers premiums, but the substantially higher level of service we provide enables us to achieve higher prices. An increasing number of consignors choose Ritchie Bros. each year (over 20,000 in 2002) because they understand that our unreserved auctions put the most net dollars in their pockets at the end of the day.

On average, over 1,100 bidders participate in each of our auctions. Bidders participate aggressively because they know our auctions are fair and open. On sale day, our experienced auctioneers and ringmen create an exciting atmosphere and a rapid pace, selling up to 100 lots per hour. And with the majority of our buyers being end users, prices are often closer to retail than wholesale. Our auctions provide the environment needed to generate the best prices.

In addition, our experience over 39 years and 2,200 auctions has taught us that some pieces sell better in their "working clothes", while in other cases, an investment in new tires, some body work or a fresh coat of paint can increase the value of a piece well beyond the cost of the work itself. If we see an opportunity for a consignor to invest $5,000 to generate an increase in value of $10,000, we'll recommend it. A prudent plan to make a machine auction-ready can sometimes generate a return of up to three times the refurbishing costs.

WE OFFER AN INTERNATIONAL NETWORK OF AUCTION SITES

With regularly scheduled auctions at 28 auction sites, and numerous off-site sales, owners can sell their equipment when and where they want. This gives us an unparalleled ability to help owners sell their equipment whether they have a single piece in their yard, or a fleet spread out over several states, provinces or countries.

[PHOTO OF CROWD WATCHING AUCTION OF A VARIETY OF CRANES -
OLYMPIA, WASHINGTON USA]

[PHOTO OF CRAWLER TRACTOR BEING PAINTED - BRISBANE, AUSTRALIA]

THE RITCHIE BROS. VALUE PROPOSITION IS SIMPLE: WE GET YOU THE BEST NET RETURN ON THE SALE OF YOUR EQUIPMENT.


[PHOTO OF GROUP OF AUCTION PARTICIPANTS - DUBAI, UNITED ARAB EMIRATES]

WE DO ALL THE WORK

We take care of selling the equipment so our customers can concentrate on their business. We help consignors sell their equipment quickly, efficiently and with a minimum commitment of time, energy or costs. We can coordinate transporting the equipment to the auction site and look after any cleaning, refurbishing or painting required to get the equipment auction-ready. We store the equipment in our secure yards. We also handle questions from prospective bidders, take care of the marketing and title searches, and set up the auction yard so bidders can inspect, test and compare the equipment. Perhaps most importantly, we help our consignors with all of their equipment -- any make, model or manufacturer, high-value or low-value, big or small, young or old. After the auction, we handle the collections and we pay out the net proceeds. Our consignors don't have to negotiate with multiple buyers.

[PHOTO OF MAN INSPECTING TRUCK CHASSIS]

OUR REFURBISHING FACILITIES ARE ENVIRONMENTALLY CERTIFIED

At many of our auction sites, we have built environmentally certified refurbishing facilities and can arrange for all necessary painting and refurbishing work to be done right in our yards. With environmental regulations tightening in many of the jurisdictions in which we operate, equipment owners who want to paint their equipment before selling it are finding that they have fewer and fewer alternatives. As a result, these refurbishing facilities have become a valuable competitive advantage.

WE TAILOR OUR AUCTION CONTRACTS TO MEET THE NEEDS OF OUR CUSTOMERS

Most of our consignments are done on a straight commission basis. In these cases, consignors take the risk that their equipment may sell for less than they expect, but enjoy maximum upside potential if it sells for more. If a consignor is selling a significant fleet, we will typically offer to underwrite the sale by providing the consignor with a guarantee or by purchasing the equipment outright. In these cases, we charge a higher commission rate but our consignor's downside risk is eliminated. Our goal is to come up with the contract that best suits the needs of the customer.

RITCHIE BROS. IS A RELIABLE AND REPUTABLE BUSINESS PARTNER

Ritchie Bros. has a strong balance sheet, has been conducting unreserved industrial auctions for 39 years and is a public company listed on the New York Stock Exchange. Our customers know that we have the financial strength to live up to our commitments -- when they sign a contract with Ritchie Bros. they know that their equipment will sell, that it will sell for fair market value, and that they will be paid in full. They can also be proud that they are doing business with a trusted and reputable business partner that adheres to the highest standards of business ethics.

[PHOTO OF PERSON HOLDING COFFEE AND AUCTION CATALOGUE]

[PHOTO OF TWO MEN SHAKING HANDS]

[PHOTO OF AUCTION FACILITY WITH THREE AGRICULTURAL TRACTORS BEING SOLD ON AUCTION RAMP - TORONTO, ONTARIO CANADA]

THE FUTURE OF RITCHIE BROS.

EXPANSION ON NUMEROUS FRONTS

Our strategy for 2003 is essentially the same strategy we have been following since our first industrial auction in 1963. Now in our 40th year, we are still focused on customer service, we are still committed to the unreserved auction process and we are still looking to grow. Growth will continue to come from expansion in our traditional markets of construction and transportation equipment. In addition, we will continue to look for opportunities outside these markets -- opportunities where we can use our strengths to create value for customers. These strengths include our customer base, our reputation for honesty and integrity, our international network of offices and auction sites, and the way that we use our unreserved auctions to create a global marketplace for the assets we are selling.

Thanks to aggressive expansion in recent years, we are now working from a very solid base. As we saw in both 2001 and 2002, we have the infrastructure and capacity to grow revenues faster than costs and we plan to continue along that path. Working off this platform and seeking out opportunities to enhance customer service and develop new markets, our plan is to deliver continued earnings growth and increased shareholder value.

[PHOTO OF BID CATCHER TALKING TO AUCTION PARTICIPANT]

As we head into 2003, we will be concentrating on the following areas:

WORKING WITH MORE CUSTOMERS IN MORE COUNTRIES

During 2002, we worked for 20,900 consignors, an increase of 6% over 2001. The total number of registered bidders increased 12% to 156,000. One of the drivers behind the growth in registered bidders was the launch of rbauctionBid-Live, our Internet bidding service. By the end of the year, Internet bidders were representing an average of 10% to 15% of the registered bidders at our auctions.

The growing numbers of consignors and bidders choosing Ritchie Bros. point to the increasing popularity of our auctions. While we have an extensive customer base, introducing our services to equipment owners who don't yet know us, and to industries where we are only scratching the surface, remains a critical growth strategy for Ritchie Bros.

In terms of geographic expansion, most of our growth in recent years has come from the United States. In 2002, we also saw significant growth in our Middle Eastern operation -- demand for equipment in the Middle East remained very strong throughout the year. However, our Asian operation remained weak. While we were able to help our Asian consigners access stronger markets in other parts of the world, Asia remained a very tough market in 2002 due to the lack of demand for equipment and depressed purchasing power throughout the region.

In 2003, we are looking for another strong year in the Middle East but we are mindful that instability in that region could have a negative impact on our sales volumes. We also expect continued growth in the United States and we are looking for further expansion in our European operations. European sales volumes were up in 2002 and we held auctions in The Netherlands, the United Kingdom, Spain and Italy. In 2003 we will be holding our first ever sale in Greece. There continue to be significant growth opportunities for Ritchie Bros. in Europe.

EXPANDING OUR INTERNATIONAL NETWORK OF AUCTION SITES

Since 1997 we have made significant investments in our network of auction sites -- adding several new sites and upgrading several older ones. During 2002, we opened new permanent auction sites in Phoenix, Arizona and Edmonton, Alberta, replacing the smaller facilities we had been operating in those cities. We also added a permanent auction site in Grande Prairie, Alberta when we acquired the business of All Peace Auctions. We now have 22 permanent auction sites (each with an average of over 50 acres of developed land) and 6 regional auction units. A regional auction unit is an auction site on leased land, typically with fairly modest facilities, whereas a permanent auction site is on land owned by Ritchie Bros.

We will be holding the grand opening of our new Orlando, Florida facility in the first quarter of 2003 and we plan to open our new facility in Prince George, British Columbia in the second quarter -- both are replacements for existing permanent auction sites. While we will continue to add permanent auction sites and regional auction units to our network when opportunities present themselves, we do not expect capital expenditures in the next few years to reach the levels seen from 1998 through 2001.

BUILDING OUR CUSTOMER SERVICE TEAM

As ours is a relationship business and because our future growth depends on our ability to deliver superior customer service, it is critical that we continue to recruit, train and develop the best people. In 2002 we placed a significant focus on sales force productivity and due in part to initiatives undertaken last year, we increased average sales per sales representative from $6.7 million in 2001 to $7.2 million in 2002. In late 2002 we piloted a new customer relationship management system and we expect to roll this system out to our full sales force in 2003. This new system, together with ongoing training and development initiatives, should help us build on our success to date and improve productivity even further. We are working towards a target of an average of $8.0 million in gross auction sales per sales representative.

While our front line Territory Managers are the most visible members of our customer service team, every Ritchie Bros. employee has contact with our customers and plays an important role in our customer relations efforts. In recognition of this, we have added a customer relations training specialist to our training department and expanded the responsibilities of our Marketing department (and renamed it "Marketing and Customer Relations"). We have also elevated the profile of some of the most important people working at our auctions -- the people who deal directly with our customers, whether they are registering for an auction, requesting information or paying their invoice. In recognition of their significant role, the people previously known as Field Accountants are now Customer Service Managers and have assumed an enhanced level of responsibility for customer relations.

EXPANDING INTO NEW MARKETS

We will continue to look for growth outside our traditional markets where we can see opportunities to create value for customers. In recent years, we have looked to boost our sales of agricultural equipment and over-the-road trucks and trailers. We have also been expanding our activities in the marine sector -- including industrial marine and pleasure craft, and in March 2003, fast ferries -- and have been selling an increasing amount of industrial and agricultural real estate. We are open to new opportunities, especially when we have a competitive advantage by virtue of our reputation, our network of auction sites, our customer base, and the ability of a Ritchie Bros. unreserved auction to generate world market prices.

[PHOTO OF CROWD GATHERED AROUND SALE OF SEVERAL TUG-BOATS - CHEBOYGAN, MICHIGAN USA]

[PHOTO OF AUCTION PARTICIPANT ON MOBILE PHONE]

OUR FOCUS ON CUSTOMER SERVICE WILL HELP US DELIVER CONTINUED INCOME GROWTH AND INCREASED SHAREHOLDER VALUE.

[PHOTO OF AUCTIONEER]

RISK MANAGEMENT

STRAIGHT COMMISSION CONTRACTS POSE LITTLE RISK TO RITCHIE BROS. HOWEVER, IN CASES WHERE WE UNDERWRITE A CONTRACT, EITHER BY OFFERING A GUARANTEE OR AN OUTRIGHT PURCHASE, WE ASSUME THE RISK OF THE SALE. THESE CONTRACTS REPRESENTED ABOUT 20% OF OUR BUSINESS IN 2002.

WE MITIGATE OUR RISK WHEN ENTERING INTO UNDERWRITTEN CONTRACTS BY BUILDING A RISK PREMIUM INTO OUR COMMISSION RATE AND BY RELYING ON AN APPRAISAL PROCESS THAT DRAWS ON OUR EXTENSIVE FIELD EXPERIENCE AND OUR PROPRIETARY APPRAISAL DATABASE. WE ALSO USE OUR KNOWLEDGE OF MAJOR EQUIPMENT DEALS AROUND THE WORLD TO FORM A VIEW OF THE PIPELINE OF EQUIPMENT COMING TO MARKET AND TO ANTICIPATE ANY POTENTIAL SUPPLY/DEMAND IMBALANCES. FURTHER MITIGATING THE RISK IS OUR LIMITED EXPOSURE TO CHANGES IN EQUIPMENT VALUES -- THE TIME FROM SIGNING A CONTRACT TO THE DATE OF THE AUCTION IS TYPICALLY BETWEEN 30 AND 45 DAYS.

USING THE INTERNET TO ENHANCE CUSTOMER SERVICE

We will continue to use the Internet to enhance our auctions, not replace them. We fully understand that used equipment buyers like to kick tires and that success in our market will continue to be based largely on personal relationships, reputation and trust. However, it has been exciting to watch the Internet become an increasingly valuable tool for our customers. We remain committed to being technology leaders in the used equipment industry and to the extent that we can use the Internet and other technologies to expand our services further, we will do so.

Our most exciting Internet service, rbauctionBid-Live, was launched in March 2002 and was fully deployed by the end of the year. This service allows customers to follow the auction, hear the auctioneer, and place bids, all live and in real-time over the Internet. By the end of the year, over 3,500 customers from over 50 countries were using the service. Internet bidders were competing on as many as 40% of the items being offered on-line and were buyer or runner-up bidder on over 15%. This success far exceeded our initial expectations. We will enhance this service in 2003 and ensure that it remains the leading Internet bidding tool in our industry.

                                                            QUARTERLY SEARCH ACTIVITY ON RBAUCTION.COM
NUMBER OF RBAUCTION.COM                     ----------------------------------------------------------------------------
USER SESSIONS PER QUARTER                   NUMBER OF EQUIPMENT SEARCHES             NUMBER OF RBAUCTIONRE$ULTS SEARCHES
-------------------------                   --------------------------------         -----------------------------------
[GRAPH]                                              [GRAPH]                                 [GRAPH]


A user session is a visit to the            An Equipment Search is a search of our database of equipment for sale in upcoming
rbauction.com website. At the end           auctions; an rbauctionRe$ults Search is a search of our database of historic
of 2002, user sessions lasted               auction results.
between 20 and 30 minutes on average.


[PHOTO OF AUCTION THEATRE AND RAMP DURING AUCTION - EDMONTON, ALBERTA CANADA]

[PHOTO OF BID CATCHER AT MICROPHONE]

WE ARE TAKING ADVANTAGE OF TECHNOLOGY TO DELIVER SERVICES THAT CREATE REAL VALUE FOR OUR CUSTOMERS.

[PHOTO OF AUCTION PARTICIPANT HOLDING UP BIDDER NUMBER]

[PHOTO OF AUCTION YARD - OLYMPIA, WASHINGTON USA]

THE RITCHIE BROS. AUCTION PROCESS

STEP 1

GETTING TO KNOW THE OWNER AND HIS EQUIPMENT

The auction process begins when an equipment owner meets with one of our Territory Managers. We get to know the owner's needs and, if necessary, we appraise his equipment. Photographs and particulars of the equipment are circulated to the people participating in the appraisal; a typical appraisal team includes two people from the local area, two from head office and, if necessary, additional people with relevant expertise. After their individual appraisals are complete, members of the appraisal team compare notes and conclude on a final appraised value for the fleet.

STEP 2

DRAFTING THE AUCTION CONTRACT

We sit down with the consignor and work out the details of the auction contract. Straight commission contracts are the most common. In some cases, we also offer the consignor a guarantee of gross proceeds or an outright purchase contract. In certain circumstances, we offer cash advances and other options. We draft a contract tailored to the consignor's individual needs and requirements.

STEP 3

GETTING THE EQUIPMENT "AUCTION READY"

Once the equipment arrives at the auction site, we coordinate any cleaning, refurbishing, repairwork or painting that the consignor requires in order to get the equipment ready for auction. When we see an opportunity to add value in excess of the costs of refurbishing, we'll recommend doing the work.

STEP 4

MARKETING THE EQUIPMENT TO THE WORLD

Marketing is done through full-color auction brochures that are mailed to a targeted selection from our extensive customer database. In addition, every piece of equipment is posted on our highly trafficked website at rbauction.com. Our auctions are also advertised through trade journals and press releases, and we promote them at all intervening Ritchie Bros. auctions, ensuring that the equipment is exposed to the widest possible audience of potential buyers.


[PHOTO OF MAN CLIMBING ABOARD EXCAVATOR]


STEP 5

SEARCHING THE EQUIPMENT FOR LIENS

To ensure that buyers can purchase with confidence, we guarantee them the clear title of everything we sell. Our search department identifies and arranges for the release of all liens and encumbrances.

STEP 6

SETTING UP THE AUCTION YARD

The equipment is sorted and displayed in logical groupings so prospective buyers can easily inspect, test and compare similar pieces. We have knowledgeable staff on hand to answer bidders' questions. We also arrange for caterers, finance company representatives, customs brokers, transportation companies and other services to be present on the site.

STEP 7

AUCTION DAY

On auction day, our auctioneers, ringmen, yard staff, Internet coordinators and customer relations team conduct an efficient and exciting auction. We sell between 50 and 100 lots every hour.

STEP 8

TAKING CARE OF BUSINESS

After the auction is over, we collect the proceeds from the buyers, coordinate the release of the equipment to its new owners, and disburse the proceeds (along with detailed settlement statements) to the consignors.


[PHOTO OF DAVE RITCHIE]

FINANCIAL INFORMATION

                                                    PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS                  25
INDEPENDENT AUDITOR'S REPORT                          30
CONSOLIDATED FINANCIAL STATEMENTS
    Consolidated Statements of Operations             30
    Consolidated Balance Sheets                       31
    Consolidated Statements of Shareholders' Equity   31
    Consolidated Statements of Cash Flows             32
    Notes to Consolidated Financial Statements        33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

THE FOLLOWING DISCUSSION SUMMARIZES THE SIGNIFICANT FACTORS AFFECTING THE CONSOLIDATED OPERATING RESULTS AND FINANCIAL CONDITION OF RITCHIE BROS. AUCTIONEERS INCORPORATED ("RITCHIE BROS." OR THE "COMPANY") FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.

THE COMPANY PREPARES ITS CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA WHICH, EXCEPT AS SET OUT IN
NOTE 12 TO THE CONSOLIDATED FINANCIAL STATEMENTS, RESULT IN MATERIALLY CONSISTENT FINANCIAL POSITION AND RESULTS OF OPERATIONS TO THAT WHICH WOULD BE REPORTED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES. AMOUNTS DISCUSSED BELOW ARE BASED ON CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CANADIAN ACCOUNTING PRINCIPLES AND ARE PRESENTED IN UNITED STATES DOLLARS. THE FOLLOWING DISCUSSION SHOULD ALSO BE READ IN CONJUNCTION WITH THE DISCLOSURES BELOW REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS.

Ritchie Bros. is the world's largest auctioneer of industrial equipment. At December 31, 2002, the Company operated from over 90 locations in more than 20 countries around the world. The Company sells, through unreserved public auctions, a broad range of equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Ritchie Bros.' customers are primarily end users of equipment, such as contractors, and they also include equipment manufacturers, dealers, brokers and finance companies. The business is driven mainly by regular fleet upgrades and reconfigurations, as well as by the timing of the completion of major construction and other projects.

Ritchie Bros. operates in the auction segment of the global used equipment marketplace - a market that continues to grow as a result of the increasing, cumulative world supply of used equipment. The auction segment is highly fragmented and has grown over the last number of years. Based on market knowledge and discussions with participants in the global used equipment market, management believes that the auction segment will continue to grow. The Company believes that it has several key strengths that will enable Ritchie Bros. to continue to attract an increasing number of consignors and bidders to its auctions. These strengths include, but are not limited to, the Company's reputation for conducting fair auctions, the Company's size and international scope of operations, and the Company's in-depth experience in the marketplace.

In the coming years, one of Ritchie Bros.' goals is to grow its gross auction sales. The Company's strategies for accomplishing this objective include continued development of markets and regions in which Ritchie Bros. already operates and expansion of the Company's presence into new and emerging markets and regions, particularly within Europe and North America. The Company also intends to continue to work with equipment manufacturers to expand sales of unused equipment at its auctions.

An example of the Company's growth strategy is the extension of the business into related, complementary markets, such as agricultural equipment, over-the-road trucks and trailers, and marine equipment. This expansion is being accomplished in part by hiring sales personnel with experience in these markets.

The Company is also using the Internet to enhance its business and service offerings and to further extend the geographic reach of its auctions (see discussion below). As well, the Company continues to develop its infrastructure in order to improve the productivity of its employees and enhance the service it provides to its customers.

Although the Company cannot accurately anticipate the future effect of inflation on its financial condition or results of operations, inflation historically has not had a material effect on the Company's operations.


SOURCES OF REVENUE AND REVENUE RECOGNITION

A key indicator of the Company's financial performance is gross auction sales, representing the total proceeds from all items sold at auction by Ritchie Bros. during the period. Gross auction sales is a not a measure of revenue and is not presented in the Company's consolidated financial statements; however, the Statement of Operations caption "auction revenues" is directly related to the value of gross auction sales (see discussion below under Results of Operations). Certain other Statement of Operations line items are also best understood considering the relationship to gross auction sales. Auction revenues are comprised of auction commissions, net profits on the sale of inventory, incidental interest income, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the company has determined that the auction proceeds are collectible.

Auction commissions are comprised of two main components. The most common type of commission is generated by the Company when it acts as agent for consignors and earns a straight commission on the gross sales price of the consigned equipment at auction. In certain other cases, the Company guarantees minimum gross sales proceeds to the consignor and earns a commission based on the actual results of the auction, including a negotiated percentage of sales proceeds, if any, in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, the Company's commission is reduced and, if proceeds are sufficiently lower, the Company can incur a loss on the sale. Ritchie Bros. factors in a higher rate of commission on these sales to compensate for the increased risk assumed by the Company. The Company's exposure from these guarantee contracts fluctuates over time but guarantees are generally outstanding for 30 to 45 days and the combined exposure at any point in time from all outstanding guarantees is typically less than $30 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held.

Auction revenues also include the net profit on the sale of inventory in cases where the Company acquires title to a piece of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction sale and sold at that auction in the same manner as consigned equipment. During the period that the Company retains ownership, the cost of the equipment is recorded as inventory on the Balance Sheet. The auction revenue recorded upon sale of the equipment is the net gain or loss on the sale. Net profit on sales of inventory represented approximately 7% of auction revenues for the year ended December 31, 2002 (2001 - 10%).

The composition of auction revenues is tied to the nature of contracts entered into with consignors in any particular year. The choice by consignors between straight commission, gross guarantee, or outright purchase arrangements is dependent upon many factors including general economic conditions. As a result, the mix of contracts and the effective auction revenue rate in 2002 are not necessarily indicative of future performance.

Beginning in 2002, auction revenues include a handling fee, payable by the buyer, equal to 10% of the selling price on all lots sold for 2,500 or less in the currency of the auction. The impact of this fee on auction revenues and the Company's auction revenue rate in any future period will depend on the quantity and the value of lots sold during that period. The Company originally estimated that the impact of this fee would be to increase auction revenues by approximately 0.3% of gross auction sales. For the year ended December 31, 2002, the impact of this fee was an increase in auction revenues of approximately 0.4% of gross auction sales and the Company believes that it is reasonable to project a similar impact in 2003.

Beginning January 1, 2003, the Company implemented fees to recover some of the costs involved in running its proxy bidding service and the rbauctionBid-Live Internet bidding service. The Proxy Purchase Fee and the Internet Purchase Fee will affect only buyers using these services. The fees will be calculated as 2% of the selling price to a maximum of 500 per lot in the currency of the auction. The company currently estimates that these fees will be applicable to approximately 5% of gross auction sales in 2003 and will therefore increase auction revenues by approximately 0.1% of gross auction sales.

The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time the Company generally conducts more business than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

DEVELOPMENTS IN 2002

Ritchie Bros. entered 2002 with the primary goals of growing gross auction sales and net earnings, improving sales force productivity, and increasing the customer base. Related goals included expansion into related markets and regions and using the Internet and other technology to enhance the Company's business. All of these goals were achieved in 2002.

During the first quarter of 2002, the Company launched rbauctionBid-Live. This service enhances Ritchie Bros.' live auctions by allowing qualified bidders to bid on and purchase equipment over the Internet in real time. Purchases through the rbauctionBid-Live system represented approximately 6% of gross auction sales for the year ended December 31, 2002 and are expected to be in the range of 10% to 15% in 2003. Also during the first quarter the Company opened a new permanent auction site in Phoenix, Arizona, replacing an existing auction facility.

During the second quarter of 2002, the Company opened a new auction facility in Edmonton, Alberta, Canada replacing an existing auction site. The new 125-acre facility includes a two auction ramp auction theatre and offers combined seating for 1,800 bidders, allowing for two simultaneous auctions of rolling stock. Also during the second quarter, C. Russell Cmolik announced his plan to retire effective August 31, 2002; and on July 1, 2002, Randall J. Wall was appointed President and Chief Operating Officer of the Company, the position previously held by Mr Cmolik.

On August 1, 2002, the Company acquired the auction business of All Peace Auctions, an Alberta, Canada based auctioneer of industrial and agricultural equipment (the "All Peace Acquisition"). As part of the acquisition the Company also acquired the assets used in the business, including a 30-acre permanent auction site in Grande Prairie, Alberta. The All Peace Acquisition helped expand the Company's presence in northern Alberta and the Company's share of the agricultural equipment market.

During the fourth quarter of 2002 the Company began holding auctions at its new auction facility in Orlando, Florida, which replaced its previous permanent auction site in Florida.

The Company expects to open a new, replacement auction facility in Prince George, British Columbia in the second quarter of 2003. This will bring to a close the aggressive facilities expansion program begun with the Company's initial public offering in 1998. Although the Company will continue to improve existing auction facilities and add new sites as appropriate opportunities arise, the level of capital expenditures in the next few years is expected to be lower than the average level experienced over the past four years.

CRITICAL ACCOUNTING POLICIES

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, the Company's management must make decisions that impact the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, management applies judgments based on their understanding and analysis of the relevant circumstances and historical experience. Actual amounts could differ from those estimated at the time the consolidated financial statements are prepared.

The following discussion of critical accounting policies is intended to supplement the Significant Accounting Policies presented as Note 1 to the Company's 2002 audited consolidated financial statements. Note 1 summarizes the accounting policies and methods used in the preparation of the consolidated financial statements. The policy discussed below was selected because it requires more significant judgments and estimates in the preparation and presentation of the consolidated financial statements than other policies. On an ongoing basis, the Company evaluates these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets and goodwill, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in the consolidated financial statements. The Company bases its estimates on historical experience, as well as other events and assumptions that are believed to be reasonable at the time. Actual results could differ from these estimates under different conditions.

VALUATION OF GOODWILL

Management assesses the possible impairment of goodwill in accordance with standards recently issued by the Canadian Institute of Chartered Accountants in Canada and the Financial Accounting Standards Board in the US. The new standards stipulate that reporting entities with previously recorded goodwill cease amortizing goodwill commencing January 1, 2002. Instead,the carrying value of goodwill is tested for impairment annually at the reporting unit level using a two-step impairment test, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. The Company operates as a single reporting unit, which is the consolidated public company. As a result, the Company is able to refer to the stock market for a third party assessment of its fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of the Company's stock may impact the assessment as to whether goodwill has been impaired. These changes may result from changes in Ritchie Bros.' business plans or other factors that are outside management's control. The Company performs the goodwill test each year as at September 30, unless events or changes in circumstances indicate that goodwill might be impaired. The test was conducted as at September 30, 2002 and the Company determined that no impairment had occurred.

RESULTS OF OPERATIONS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

AUCTION REVENUES

Auction revenues grew to $133.6 million during the year ended December 31, 2002, an increase of $16.6 million or 14% compared to the prior year's auction revenues of $117.0. The improvement is a result of higher gross auction sales for the year, combined with a higher average auction revenue rate on those sales. Gross auction sales totaled $1.38 billion for the year ended December 31, 2002, an increase of $90.0 million or 7% over the prior year, primarily as a result of increased auction volume in Europe and the Middle East in 2002.

During 2002, the Company experienced an auction revenue rate (auction revenues as a percentage of gross auction sales) of 9.70% compared to a rate of 9.10% in 2001 and a long-term (prior to 2002) average of approximately 8.80%.The improvement can be attributed partly to the handling fee introduced at the beginning of 2002 and above-average performance of the Company's straight commission and underwritten business. Management does not believe that the above average experience in 2002 is indicative of a trend.

For the year ended December 31, 2002, the handling fee introduced in 2002 (see "Sources of Revenue and Revenue Recognition") generated auction revenues of approximately 0.40% of gross auction sales, slightly higher than had been expected by the Company. For 2003 the Company expects that this handling fee will once again generate auction revenues in the range of 0.40% of gross auction sales.

Commencing January 1, 2003 auction revenues will include the Proxy Purchase Fee and the Internet Purchase Fee (see "Sources of Revenue and Revenue Recognition"). The Company currently anticipates that these fees will on a combined basis generate incremental auction revenues in the range of 0.10% of gross auction sales.

Prior to 2002, the Company's auction revenue rate had averaged approximately 8.80%. With the introduction of the handling fee in 2002 and the Proxy and Internet Purchase Fees in 2003, management believes that the Company's auction revenue rate will be in the range of 9.30% in 2003.

DIRECT EXPENSES

Direct expenses consist of costs incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, advertising specifically related to the auction, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment at the auction site and lease expenses for temporary auction sites.

Direct expenses for the year ended December 31, 2002 totaled $19.7 million, an increase of $0.8 million or 4% compared to prior year direct expenses of $18.9 million. Direct expenses as a percentage of gross auction sales improved to 1.43% compared to the 1.46% ratio experienced in 2001. Direct expenses as a percentage of gross auction sales fluctuate based on the size and location of auctions held each period. As the size of auctions increase, the direct expense rate generally decreases. Moreover, auctions held at permanent auction sites tend to have lower direct expense rates than auctions held at temporary locations. Management expects that direct expenses as a percentage of gross auction sales will average approximately 1.45% in 2003.

DEPRECIATION EXPENSE

Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computer hardware and software. Depreciation expense for the year ended December 31, 2002 totaled $9.2 million, an increase of $0.1 million over depreciation of $9.1 million recorded in 2001. The balance for the prior year included goodwill amortization of $1.7 million. The Company stopped amortizing goodwill effective January 1, 2002 in accordance with new accounting pronouncements in Canada and the United States (see "Recent Accounting Pronouncements "below). After factoring out goodwill amortization, depreciation expense grew by $1.8 million in 2002 primarily as a result of the depreciation of new auction facilities constructed over the past few years and increasing charges related to capitalized software development costs. Management anticipates that depreciation expense will continue to increase as existing auction sites are improved and additional permanent auction sites are acquired and developed.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses ("G&A") include items such as employee expenses (salaries, wages, performance bonuses and benefits), non-auction related travel, institutional advertising, insurance, general office, and information technology expenses. G&A increased to $63.8 million for the year ended December 31, 2002, an increase of $7.3 million or 13% compared to G&A of $56.5 million in 2001. The increase in G&A is attributable to costs incurred in 2002 to support the growth initiatives of the Company, as well as to costs associated with the operation of new permanent auction sites opened during the year. In addition, the Company accrued higher performance bonuses in 2002 than in 2001 due to the strong growth in earnings before income taxes and bonuses in 2002. Future levels of G&A will continue to be affected by the expansion of infrastructure and workforce necessary to support the Company's growth plans, as well as other factors.

EARNINGS FROM OPERATIONS

Earnings from operations for 2002 were $40.9 million compared to $32.5 million in 2001 ($34.2 million after excluding goodwill amortization). Earnings from operations increased in 2002 compared to 2001 primarily as a result of increased gross auction sales and an above average auction revenue rate (due in part to the introduction of the handling fee discussed above), offset in part by growth in G&A.

INTEREST EXPENSE

Interest expense includes mainly interest and bank charges paid on bank term debt and operating credit lines. Interest expense for the year ended December 31, 2002 was $4.3 million compared to $4.0 million in 2001. During 2002, the Company capitalized interest of $1.5 million (2001 - $1.7 million) related to properties under development. Interest expense may increase in the future as the capitalization of interest decreases in conjunction with the completion of building projects currently under development. See "Overview" and "Liquidity and Capital Resources" for further discussion.

OTHER INCOME

Other income arises primarily from net fees earned by the Company for conducting appraisals for its customers, as well as from other miscellaneous sources. Other income for the year ended December 31, 2002 was $2.5 million compared to $1.4 million in 2001. The increase can be attributed mainly to increased appraisal activity during 2002. Management expects appraisal revenue to increase in the future as the Company attempts expand its activities in this area. Other income in 2002 also includes a $1.0 million gain on the sale of redundant property.

INCOME TAXES

Income taxes of $10.7 million for the year ended December 31, 2002 (2001 - $9.9 million) have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 27.3% for the year ended December 31, 2002 is lower than the 33.0% rate the Company experienced in 2001 in part as a result of a one-time charge of $2.0 million for withholding taxes paid on an inter-company dividend in 2001. Excluding this charge, the effective tax rate in 2001 would have been 26.3%. Variations in effective tax rates between different periods are primarily a result of differences in the amount of earnings attributable to the different tax jurisdictions in which the Company operates and earns its income. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the distribution of earnings between the different tax jurisdictions in which the Company operates and earns its income.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position can fluctuate significantly from period to period, largely as a result of differences between the timing of the receipt of auction sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. The Company generally pays out auction proceeds to consignors approximately 21 days following an auction. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

Working capital including cash was $25.4 million at December 31, 2002, which is within the Company's current target for working capital. The comparable balance at the end of fiscal 2001 was $19.3 million.

Capital expenditures for the year ended December 31, 2002 were $35.8 million compared to $38.1 million in 2001. The 2002 expenditures include $2.8 million for the acquisition of tangible assets by virtue of the All Peace Acquisition and the reclassification to capital assets of land with a book value of $3.3 million, which had previously been recorded as capital assets available for sale and a $3.9 million foreign exchange effect relating to capital assets held in 2002 in currencies other than the United States dollar. Excluding these latter two items, capital asset additions were $28.6 million in 2002, a decrease of $9.5 million from 2001.

The Company continued to incur site development and building costs in 2002 in the United States and Canada relating to expansion projects commenced in prior years. During 2002 the Company opened new permanent auction sites in Phoenix, Arizona, Edmonton, Alberta, and Orlando, Florida and acquired a new permanent auction site in Grand Prairie, Alberta as part of the All Peace Acquisition. The Company will continue to add additional permanent auction sites in selected locations as opportunities arise, and is presently in various stages of commitments to acquire land for development in the United States. Actual expenditure levels in the future will depend on the Company's ability to identify, acquire and develop suitable auction sites. Capital expenditures, including maintenance capital expenditures, are expected to be in the range of $15 million to $20 million per year on average for the next few years.

The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations of approximately $97.0 million and to credit lines for funding property acquisitions of approximately $101.2 million. At December 31, 2002, the Company had bank debt related to operations of 2.8 million (2001 - nil), and bank debt related to property acquisitions totaled $71.4 million (2001 - $74.5 million), leaving a net credit line of $94.2 million available for operations and net credit lines of $29.8 million available for property acquisitions.

RECENT ACCOUNTING PRONOUNCEMENTS

In 2001 the Accounting Standards Board in Canada and the Financial Accounting Standards Board in the United States announced new standards related to the accounting for goodwill. As a result of the new standards, reporting entities with previously recorded goodwill ceased amortizing that goodwill on January 1, 2002. The carrying value of goodwill is now subject to a regular test for impairment. Amortization expense on goodwill recognized to December 31, 2001 totaling $1.7 million is included in the Consolidated Statements of Operations and no such charge is recorded in 2002.

In 2001 the Accounting Standards Board in Canada issued Handbook Section 3870 establishing standards for the recognition, measurement and disclosure of stock-based compensation to employees and non-employees. The Company adopted
Section 3870 beginning January 1, 2002. The adoption of this standard has not had a material impact on the Company's financial condition or results of operations because, to date, stock based compensation has been granted with exercise prices based on the market price at the date of grant. The Company applies the intrinsic value method of accounting for stock-based compensation, consistent with the principles it applies under United States accounting standards. Section 3870 requires additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share. This information is provided in note 8 to the consolidated financial statements for the year ended December 31, 2002.

In January 2003 the Accounting Standards Board in Canada issued Handbook Section 3063, Impairment of long-lived assets, establishing standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The new Canadian standard is substantially the same as the existing standards in the United States. The Company does not expect the adoption of the new Canadian standard in 2003 to have a material impact on disclosure of financial condition or results of operations.

In February 2003 the Accounting Standards Board in Canada issued Accounting Guideline 14, Disclosure of Guarantees, clarifying the financial statement disclosures to be made by a guarantor about its obligations under guarantees. The new Canadian guidance is substantially the same as standards adopted in the United States in 2002 (Financial Accounting Standards Board Interpretation No.
45). The Company has not yet determined what, if any, impact this new guidance will have on its reported results in future periods.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, general and administrative expenses, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, Internet initiatives, and the financing available to the Company. Words such as "expects", "intends", "plans", "believes", "estimates", "anticipates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important risk factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities legislation. Forward-looking statements should be considered in light of these factors.


RISK FACTORS

POTENTIAL INABILITY TO ACHIEVE AND MANAGE GROWTH

A principal component of the Company's strategy is to continue to grow by increasing earnings from operations in the Company's existing markets and by expanding into new geographic markets and into auction market segments that the Company has not historically emphasized. The Company's future growth will depend upon a number of factors, both within and outside of the Company's control, including: the identification and development of new markets; the identification and acquisition on favorable terms of suitable new auction sites and, possibly, of suitable acquisition candidates; the ability to hire, train and retain qualified personnel; the successful integration of new sites and any acquired businesses with the Company's existing operations; the acceptance by potential consignors and industrial equipment buyers of the auction process generally, as well as of the Company's expansion into new markets and market segments; the establishment and maintenance of favorable relationships with consignors and bidders in new markets and the maintenance of such relationships in existing markets; the receipt of any required governmental authorizations for proposed development or expansion; and the Company's ability to manage expansion and to obtain required financing. There can be no assurance that the Company will successfully expand its operations or that any expansion will be profitable. Further, the results achieved by the Company to date may not be indicative of its prospects or its ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than the Company's current markets.

As a result of expanding its operations, the Company will experience growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth will increase the operating complexity of the Company and the level of responsibility of existing and new management personnel. There can be no assurance that the Company will be able to attract and retain qualified management and employees, that the Company's current operating and financial systems and controls will be adequate as the Company grows, or that any steps taken to attract and retain management and employees and to improve such systems and controls will be sufficient.

QUARTERLY AND SEASONAL VARIATIONS IN OPERATING RESULTS

The Company's revenues and operating results historically have fluctuated from quarter to quarter. These fluctuations have been and are expected to continue to be caused by a number of factors, including the timing of auctions; seasonal results of operations; general economic conditions in the Company's markets; the timing of acquisitions and development of auction sites and related costs; and the effectiveness of integrating new sites or acquired businesses. Additionally, the Company generally incurs substantial costs in entering new markets and the profitability of operations at a new location is uncertain, in part because the number and size of auctions at new locations is more variable than at the Company's more established locations. These factors, among others, may cause the Company's results of operations in some future quarters to be below the expectations of investors or results of previous quarters, which could have a material adverse effect on the market price of the Common Shares.

POTENTIAL LOSSES FROM PRICE GUARANTEES, PURCHASES OF INVENTORY, ADVANCES BY THE COMPANY AND GUARANTEES OF CLEAR TITLE

The Company generally offers its services to consignors of used industrial equipment on a straight commission basis. In certain circumstances the Company will, subject to its evaluation of the equipment, either (1) offer to guarantee the consignor a minimum level of gross sale proceeds, regardless of the ultimate results of the auction or (2) offer to purchase the equipment directly from the consignor for sale in a particular auction. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced or, if sufficiently lower, the Company would incur a loss. If auction proceeds are less than the purchase price paid by the Company, the Company would incur a loss. Because all its auctions are unreserved, the Company cannot protect itself against such losses by bidding on or acquiring any items at the auctions. In recent periods, guarantees and purchases and sales by the Company of inventory have represented approximately one-quarter of the Company's annual gross auction sales.

Occasionally, the Company advances to consignors a portion of the estimated auction proceeds prior to the auction. The Company generally makes such advances only after taking possession of the equipment to be auctioned and upon receipt of a security interest in the equipment to secure the obligation. If the Company were unable to auction the equipment or if auction proceeds were less than amounts advanced, the Company could incur a loss.

The Company guarantees that each item purchased at its auctions is free of liens and other encumbrances up to the purchase price paid by the buyer. While the Company expends considerable effort ensuring that all liens have been identified and, if necessary, dealt with prior to the auction sale, there have been instances where liens have not been properly identified or discharged and the Company has had to make payments to the relevant lienholders or purchasers. If the Company is not able to recover sufficient funds from the consignors to offset the payment to the lienholders, the Company would incur a loss and such losses could be material.

ADVERSE CHANGES IN ECONOMIC CONDITIONS; INDUSTRY CYCLICALITY

A substantial portion of the Company's revenues is derived from customers in industries that are cyclical in nature and subject to changes in general or regional economic conditions. Adverse changes or downturns in a given industry may decrease demand for related equipment and lead to lower auction revenues. Although auction sales to residents of countries or regions other than the country or region in which the auction is held have generally been increasing in recent years, approximately one-half of auction revenues is generated by same country or same region purchasers. As a result, the Company's operating results in a particular country or region may be adversely affected by events or conditions in that country or region, such as a local economic slowdown, adverse weather affecting local industries and other factors. The Company's operating results may also be adversely affected by increases in interest rates that may lead to a decline in economic activity.

RISKS OF COMPETITION

The international industrial equipment market and the industrial equipment auction market are highly fragmented. The Company competes for potential purchasers of industrial equipment with other auction companies and with indirect competitors such as equipment manufacturers, distributors and dealers that sell new or used equipment, as well as equipment rental companies. The Company also competes for potential consignors with other auction companies and with indirect competitors such as used equipment dealers. The Company's direct competitors are primarily regional auction companies. Some of the Company's indirect competitors have significantly greater financial and marketing resources and name recognition than the Company. New competitors with greater financial and other resources than the Company may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to the Company's entry into such markets. They may also compete against the Company via Internet-based services. To the extent existing or future competitors seek to gain or retain market share by reducing commission rates, the Company may also be required to modify its commission rates, which may adversely affect the Company's results of operations and financial condition.

SUPPLY OF, DEMAND FOR, AND MARKET VALUES OF USED EQUIPMENT

There are many factors that have an impact on the supply of and demand for used equipment, most of which the Company cannot control. In addition, market values for used equipment fluctuate based on circumstances beyond the Company's control. Price competition for new equipment has a direct impact on the supply of, demand for, and market value of used equipment. Some industrial equipment manufacturers have special promotions offering low or no down payment and low or no interest charges to increase sales of new equipment. In addition, competition between manufacturers of equipment exerts downward pressure on new equipment prices, which in turn impacts the supply of, demand for, and market values of used equipment. A significant erosion in the supply of, demand for and market values of used equipment could have a material impact on the Company's financial condition and results of operations.

RISKS OF NONCOMPLIANCE WITH AND RESTRICTIONS IMPOSED BY GOVERNMENTAL AND ENVIRONMENTAL REGULATION

In the countries in which it operates, the Company is subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with such laws, rules and regulations could result in a substantial liability to the Company, suspension or cessation of certain of the Company's operations, restrictions on the Company's ability to expand at its present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses.

The development or expansion of auction sites is contingent upon receipt of required licenses, permits and other governmental authorizations. The inability of the Company to obtain such required items could have an adverse effect on its results of operations and financial condition. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion. Under certain of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such real estate, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that environmental contamination does not exist at the Company's acquired or leased auction sites from prior activities at such locations or from neighboring properties or that additional auction sites acquired or leased by the Company will not prove to be so contaminated. Any such contamination could materially adversely affect the Company's financial condition or results of operations.

The Company is aware of potential restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between certain jurisdictions. If these restrictions were to materially affect the ability of customers to ship equipment to or from the Company's auction sites, the restrictions could materially adversely affect the Company's business, financial condition and results of operations.

The imposition of additional export or import regulations or of additional duties, taxes or other charges on exports or imports could have a material adverse impact on participation in the Company's auctions by international bidders and consignors. Reduced participation by such parties could materially adversely affect the Company's business, financial condition and results of operations.

POTENTIAL INADEQUACY OF INSURANCE COVERAGE

The Company maintains property and general liability insurance. There can be no assurance that such insurance will remain available to the Company at commercially reasonable rates or that the amount of such coverage will be adequate to cover any liability incurred by the Company. If the Company is liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of its coverage, its business, results of operations and financial condition could be materially adversely affected.

RISKS OF INTERNATIONAL OPERATIONS

The Company conducts business in North, South and Central America, Europe, Asia, Australia, Africa and the Middle East and intends to expand its international presence. The Company's operations in international markets may be affected by fluctuating currency exchange rates, acts of terrorism or war, and by changing social, economic, political and governmental conditions and regulations.

DEPENDENCE ON KEY PERSONNEL

The Company's future performance and development will depend to a significant extent on the efforts and abilities of David E. Ritchie, a co-founder of the Company and its Chairman and Chief Executive Officer, and of its other executive officers. The loss of the services of one or more of such individuals or other senior managers could have a material adverse effect on the Company's business. The Company does not maintain key man insurance for any of its employees. The Company's ongoing success will depend on its continuing ability to attract, develop and retain skilled personnel in all areas of its business.

FAILURE, PACE, OR LACK OF DEVELOPMENT OF INTERNET-RELATED INITIATIVES

Although the Company expects its Internet presence in general, and its rbauctionBid-Live Internet bidding service in particular, to enhance rather than replace its current auction business, there can be no assurances that the investments incurred to date in these new technologies will result in a material improvement in the Company's financial condition or results of operations. In addition, the Company may not be able to successfully adapt its businesses to Internet commerce. Furthermore, the Company faces risks associated with implementing its new initiatives in the competitive and rapidly changing Internet environment.

Internet-related products are complex and rapidly evolving. The Company may encounter difficulties or delays in the development, implementation and market acceptance of it Internet initiatives. In addition, there can be no assurance that its infrastructure, networks and applications and systems will be able to successfully accommodate accelerated growth of peak traffic volumes as the rbauctionBid-Live service is rolled out to a greater number of auctions. Specific risks include: the extent to which the equipment auction market accepts the Internet as a method of purchasing; the Company's ability to develop or acquire enhancements to its Internet technologies; and, the Company's ability to market and implement Internet auction technologies that compete effectively against the on-line bidding technologies offered by its competitors.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Ritchie Bros. Auctioneers Incorporated

We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the "Company") as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

[KPMG LLP signature]

Chartered Accountants

Vancouver, Canada
February 14, 2003



CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States Dollars, except share and per share amounts.)

Year Ended December 31                                  2002                2001                2000
----------------------------------------------------------------------------------------------------
Auction revenues                                  $  133,552          $  116,991           $ 106,125
Direct expenses                                      (19,684)            (18,861)            (17,936)
----------------------------------------------------------------------------------------------------
                                                     113,868              98,130              88,189
Expenses
  Depreciation and amortization                        9,208               9,076               7,761
  General and administrative                          63,786              56,517              52,942
----------------------------------------------------------------------------------------------------
                                                      72,994              65,593              60,703
----------------------------------------------------------------------------------------------------

Earnings from operations                              40,874              32,537              27,486
Other income (expenses)
  Interest expense                                    (4,302)             (4,024)             (3,378)
  Other                                                2,455               1,409               1,252
----------------------------------------------------------------------------------------------------
                                                      (1,847)             (2,615)             (2,126)
----------------------------------------------------------------------------------------------------

Earnings before income taxes                          39,027              29,922              25,360
Income taxes (note 10)
  Current                                              8,097               6,720               7,979
  Withholding taxes on intercompany dividend              --               2,000                  --
  Future                                               2,559               1,148                 176
----------------------------------------------------------------------------------------------------
                                                      10,656               9,868               8,155
----------------------------------------------------------------------------------------------------
Net earnings                                      $   28,371          $   20,054          $   17,205
====================================================================================================

Net earnings per share (notes 1(l) and 8(e))
  Basic                                           $     1.69          $     1.20          $     1.03
  Diluted                                               1.68                1.19                1.02
----------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding     16,793,202          16,761,247          16,743,433
====================================================================================================


Approved on behalf of the Board of Directors

[G. EDWARD MOUL - SIGNATURE]                    [DAVID E. RITCHIE - SIGNATURE]

G. EDWARD MOUL                                  DAVID E. RITCHIE
Director                                        Director

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

December 31                                                                   2002                2001
------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                               $ 62,222            $ 49,533
  Accounts receivable                                                       13,700              12,375
  Inventory                                                                  7,402               3,027
  Prepaid expenses and deposits                                              2,060               1,327
  Income taxes recoverable                                                   2,485               1,410
------------------------------------------------------------------------------------------------------
                                                                            87,869              67,672

Capital assets (note 3)                                                    193,490             170,919
Funds committed for debt repayment (note 7)                                 13,000               7,893
Future income tax asset (note 10)                                               --                 593
Other assets                                                                   421                  --
Goodwill (notes 2(a),4 and 6)                                               34,356              28,466
------------------------------------------------------------------------------------------------------
                                                                          $329,136            $275,543
======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Auction proceeds payable                                                $ 17,360            $ 11,807
  Accounts payable and accrued liabilities                                  33,544              23,274
  Short-term debt (note 5)                                                   2,758               5,314
  Current bank term loans (note 7)                                           8,764               7,998
------------------------------------------------------------------------------------------------------
                                                                            62,426              48,393

Bank term loans (note 7)                                                    62,612              61,217
Other liabilities (note 6)                                                   2,758                  --
Future income tax liability (note 10)                                        1,966                  --
------------------------------------------------------------------------------------------------------
                                                                           129,762             109,610
Shareholders' equity:
  Share capital (note 8)                                                    69,499              69,134
  Additional paid-in capital                                                 4,646               4,332
  Retained earnings                                                        129,682             101,311
  Foreign currency translation adjustment                                   (4,453)             (8,844)
------------------------------------------------------------------------------------------------------
                                                                           199,374             165,933
------------------------------------------------------------------------------------------------------
                                                                          $329,136            $275,543
======================================================================================================

Commitments and Contingencies (note 11)
Subsequent Events (note 8(c))

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in thousands of United States Dollars)

                                                                                        Foreign
                                                           Additional                  currency           Total
                                                   Share      paid-in    Retained   translation   shareholders'
                                                 capital      capital    earnings    adjustment          equity
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                       $69,130      $4,332     $ 64,052       $(3,119)       $134,395
  Net proceeds on stock options exercised              2          --           --            --               2
  Net earnings                                        --          --       17,205            --          17,205
  Foreign currency translation adjustment             --          --           --        (2,838)         (2,838)
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                        69,132       4,332       81,257        (5,957)        148,764
  Net proceeds on stock options exercised              2          --           --            --               2
  Net earnings                                        --          --       20,054            --          20,054
  Foreign currency translation adjustment             --          --           --        (2,887)         (2,887)
---------------------------------------------------------------------------------------------------------------
Balance December 31, 2001                         69,134       4,332      101,311        (8,844)        165,933
  Net proceeds on stock options exercised            365          --           --            --             365
  Stock compensation tax adjustment                   --         314           --            --             314
  Net earnings                                        --          --       28,371            --          28,371
  Foreign currency translation adjustment             --          --           --         4,391           4,391
---------------------------------------------------------------------------------------------------------------
Balance December 31, 2002                        $69,499      $4,646     $129,682       $(4,453)       $199,374
===============================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

Year Ended December 31                                                 2002        2001        2000
---------------------------------------------------------------------------------------------------
Cash provided by (used in)

Operating activities:
  Net earnings                                                     $ 28,371    $ 20,054    $ 17,205
  Items not involving the use of cash
    Depreciation                                                      9,208       7,426       6,110
    Amortization of goodwill                                             --       1,650       1,651
    Future income taxes                                               2,559       1,148         176
    Net gain on disposition of capital assets                          (758)       (721)         --
  Changes in non-cash working capital:
    Accounts receivable                                              (1,325)     (1,810)       (920)
    Inventory                                                        (4,375)      6,148       5,116)
    Prepaid expenses and deposits                                      (733)        (93)        (13)
    Income taxes recoverable                                         (1,075)       (499)        (46)
    Auction proceeds payable                                          5,553     (11,749)      7,378
    Accounts payable and accrued liabilities                         10,270      (5,572)     10,955
    Other                                                              (653)        447         655
---------------------------------------------------------------------------------------------------
                                                                     47,042      16,429      38,035
---------------------------------------------------------------------------------------------------

Investing activities:
  Acquisition of business (note 6)                                   (8,743)         --          --
  Capital asset additions                                           (29,037)    (38,098)    (46,539)
  Proceeds on disposition of capital assets                           4,789       5,221          --
  Increase in other assets                                             (421)         --          --
---------------------------------------------------------------------------------------------------
                                                                    (33,412)    (32,877)    (46,539)
---------------------------------------------------------------------------------------------------

Financing activities:
  Issuance of share capital                                             365           2           2
  Increase in paid up capital                                           314          --          --
  Issuance of bank term loans                                         5,000       8,139      26,669
  Repayment of bank term loans                                       (3,628)     (3,270)     (2,045)
  Increase in other liabilities                                       2,758          --          --
  Increase (decrease) in short-term debt                             (2,556)      3,257      (4,472)
  Increase in funds committed for debt repayment                     (5,107)     (4,643)     (3,250)
---------------------------------------------------------------------------------------------------
                                                                     (2,854)      3,485      16,904
---------------------------------------------------------------------------------------------------
Effect of foreign currency rates on cash and cash equivalents         1,913        (939)       (886)
---------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                     12,689     (13,902)      7,514
Cash and cash equivalents, beginning of year                         49,533      63,435      55,921
---------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                             $ 62,222    $ 49,533    $ 63,435
===================================================================================================
Supplemental information
  Interest paid                                                    $  3,951    $  3,821    $  3,948
  Income taxes paid                                                   8,861       9,233       8,123


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001 and 2000

1.   SIGNIFICANT ACCOUNTING POLICIES

     (a) Basis of presentation

         These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

         The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 12, also comply, in all material respects, with generally accepted accounting principles in the United States.

     (b) Cash and cash equivalents

         Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

     (c) Inventory

         Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

     (d) Capital assets

         All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage predominantly as follows:


         ASSET                          BASIS                    RATE/TERM
         -----------------------------------------------------------------------
         Improvements                   declining balance        10%
         Buildings                      straight-line            30 years
         Automotive equipment           declining balance        30%
         Computer equipment             declining balance        30%
         Computer software              straight-line            3 years
         Yard equipment                 declining balance        20-30%
         Office equipment               declining balance        20%
         Leasehold improvements         straight-line            Terms of leases


         Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset's carrying amount.

     (e) Goodwill

         Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

     (f) Revenue recognition

         Auction revenues earned in the Company's capacity as agent for consignors of equipment are comprised mostly of auction commissions, but also include net profits on the sale of inventory, incidental interest income, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the company has determined that the auction proceeds are collectible.

         Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. The Company's exposure from these guarantee contracts fluctuates over time (see note 11(b)). Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held.

         Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

     (g) Income taxes

         Income taxes are accounted for using the asset and liability method whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the future tax benefit is enacted. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered more likely than not.

     (h) Foreign currency translation

         The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operations is the currency of the country of residency or the United States dollar. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from this translation have been included in the foreign currency translation adjustment account which is included as a separate component of shareholders' equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these are included in the determination of earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001 and 2000

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (i) Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of future income tax balances. Actual results could differ from such estimates and assumptions.

     (j) Financial instruments

         Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, income taxes recoverable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

     (k) Credit risk

         The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

     (l) Net earnings per share

         Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 8(e)).

     (m) Stock-based compensation

         The Company has a stock-based compensation plan, which is described in note 8(d). The Company recognizes compensation expense using the intrinsic value method at the date of grant. The pro forma effect of accounting for stock option grants using the fair value accounting method is presented in note 8(d). Compensation expense is recognized over the vesting period of the underlying grant. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

     (n) Comparative figures

         Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.



2.   CHANGES IN ACCOUNTING POLICIES

     (a) Goodwill

         Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") new handbook section 3062 regarding goodwill. Under section 3062, goodwill is not amortized but is tested for impairment at least annually. Section 3062 requires the assignment of all assets, including goodwill, and liabilities to reporting units and assessments for impairment to be made at the reporting unit level. The Company currently considers itself to have a single reporting unit. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against income.

         As of January 1, 2002, the Company had goodwill in the amount of $28,466,000 which is no longer being amortized. This change in accounting policy at January 1, 2002 resulted in a reduction of amortization expense related to goodwill of $1,650,000 ($1,086,500 net of taxes) for the year ended December 31, 2002 from that which would have been reported under the Company's previous accounting policy.

         In accordance with the requirements of section 3062, this change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated to reflect this change. Had the Company adopted this change in accounting policy retroactively, the effect on the prior year would have been as indicated below.

         Year ended December 31                              2002         2001         2000
         ----------------------------------------------------------------------------------
         Net earnings as reported                         $28,371      $20,054      $17,205
         Goodwill amortized in year, net of taxes            --          1,007        1,007
         ----------------------------------------------------------------------------------
         Adjusted net earnings                            $28,371      $21,061      $18,212
         ==================================================================================

         Net earnings per share as reported:
            Basic                                         $  1.69      $  1.20      $  1.03
            Diluted                                          1.68         1.19         1.02
         Adjusted net earnings per share:
            Basic                                         $  1.69      $  1.26      $  1.09
            Diluted                                          1.68         1.25         1.08

     (b) Stock-based compensation

         Effective January 1, 2002, the Company adopted the CICA new handbook section 3870 regarding stock-based compensation and other stock-based payments. The new standard is applied prospectively to all stock-based compensation issued on or after January 1, 2002. The Company uses the intrinsic value method to account for stock-based employee compensation awards; however, under section 3870, the Company is required to disclose the pro forma effect of accounting for these awards under the fair value method (see note 8(d)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001 and 2000

3.   CAPITAL ASSETS

                                                           Accumulated        Net Book
     December 31, 2002                            Cost    Depreciation           Value
     ---------------------------------------------------------------------------------
     Buildings                                $ 96,377         $10,234        $ 86,143
     Land and improvements                      87,265           2,539          84,726
     Land and buildings under development        5,001            --             5,001
     Automotive equipment                        8,954           3,444           5,510
     Yard equipment                              6,644           2,902           3,742
     Office equipment                            4,874           2,492           2,382
     Computer equipment                          3,463           1,397           2,066
     Computer software                           5,766           2,613           3,153
     Leasehold improvements                      1,207             440             767
     ---------------------------------------------------------------------------------
                                              $219,551         $26,061        $193,490
     =================================================================================

                                                           Accumulated        Net Book
     December 31, 2001                            Cost    Depreciation           Value
     ---------------------------------------------------------------------------------
     Buildings                                $ 70,731         $ 7,154        $ 63,577
     Land and improvements                      69,820           2,040          67,780
     Land and buildings under development       25,607            --            25,607
     Automotive equipment                        8,366           3,095           5,271
     Yard equipment                              4,803           2,293           2,510
     Office equipment                            4,135           1,970           2,165
     Computer equipment                          3,325           1,845           1,480
     Computer software                           3,182           1,334           1,848
     Leasehold improvements                      1,008             327             681
     ---------------------------------------------------------------------------------
                                              $190,977         $20,058        $170,919
     =================================================================================


     During the year, interest of $1,458,000 (2001 -- $1,697,000) was capitalized to the cost of buildings under development.

4.   GOODWILL

     December 31                                                2002        2001
     ---------------------------------------------------------------------------
     Goodwill                                                $38,893     $33,003
     Accumulated amortization                                  4,537       4,537
     ---------------------------------------------------------------------------
                                                             $34,356     $28,466
     ===========================================================================


     Goodwill at December 31, 2002 includes the goodwill recorded from acquisitions during the year (note 6).


5.   SHORT-TERM DEBT

     Short-term debt consists of draws on lines of credit in the amounts of $1,520,000 and $1,238,000 with a weighted average interest rate of 5.12%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001 and 2000

6.   ACQUISITION

     On August 1, 2002, the Company acquired certain assets of All Peace Auctions (2001) Ltd., an industrial and agricultural equipment auctioneer, and All Peace Auctions Ltd., the owner of the property on which the majority of auction business was conducted (collectively, "All Peace"). All Peace was based in Grande Prairie, Alberta, Canada.

     The aggregate purchase price was $9,111,000 plus costs of approximately $79,000. The purchase price was settled through the payment of $5,409,000 of cash and future annual installments totaling $3,781,000 with a present value of $3,255,000 at the date of acquisition. To reflect the fact that the future payments are due over time, $526,000 was recorded as a discount to the long-term liability and is being amortized to interest expense over the four-year term of repayment. The future installments are unsecured and non-interest bearing. The total purchase price including expenses net of discount was $8,664,000.

     The following table summarizes the estimated fair value of the assets acquired and the consideration paid at the date of acquisition:

     Capital assets                                                       $2,809
     Goodwill                                                              5,855
     ---------------------------------------------------------------------------
     Net assets acquired                                                  $8,664
     ===========================================================================

     Cash paid                                                            $5,409
     Present value of future payments at date of acquisition               3,255
     ---------------------------------------------------------------------------
     Total consideration                                                  $8,664
     ===========================================================================

     Other liabilities at December 31, 2002 are as follows:

     Present value of future payments at December 31, 2002                $3,356
     Current portion                                                         598
     ---------------------------------------------------------------------------
     Other liabilities                                                    $2,758
     ===========================================================================


     75% of the balance of goodwill (including the amount of the discount) will be deductible for income tax purposes in future periods.

     All Peace was acquired to expand the Company's presence in northern Alberta. All Peace was a leading auction company in that market and had strong customer relationships in the industrial and agricultural sectors.



7.   BANK TERM LOANS

     December 31                                                                   2002          2001
     ------------------------------------------------------------------------------------------------
     Term loans, unsecured, bearing interest between 7.1% and
         7.21%,due in minimum annual installments of $5 million ($1.75 million towards principal,$3.25 million towards a sinking
         fund) plus interest, with the final payment occurring in 2004          $29,750       $31,500

     Term loans, denominated in Canadian dollars, unsecured, bearing interest between 6.355% and 7.195%, due in monthly
         installments of interest only, with the full amount of the
         principal due in 2004                                                    9,509         9,417


     Term loans, unsecured, bearing interest between 7.81% and
         7.91%,due in minimum annual installments of $500,000 plus
         interest, with final payment occurring in 2005                           9,000         9,500

     Term loans, unsecured, bearing interest between 5.95% and
         7.91%,due in minimum annual installments of $2.9 million
         ($1.0 million towards principal,$1.9 million towards a
         sinking fund), with the final payment occurring in 2005 and
         2006                                                                    18,250        14,250

     Term loans, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the
         Australian prime rate and 6.5%,due in quarterly installments of AUD75,000, plus interest, with final payment occurring in
         2008                                                                       999         1,062

     Term loan denominated in Euros, secured by deeds of trust on specific property, bearing interest at the Amsterdam
         Interbank Offered Rate plus 0.88%,due in quarterly
         installments of EUR56,723 including interest, with the final
         payment occurring in 2013                                                3,868         3,486
     ------------------------------------------------------------------------------------------------
                                                                                 71,376        69,215
     Current portion                                                              8,764         7,998
     ------------------------------------------------------------------------------------------------
                                                                                $62,612       $61,217
     ================================================================================================
     Funds committed for debt payment                                            13,000         7,893
     ------------------------------------------------------------------------------------------------
                                                                                $49,612       $53,324
     ================================================================================================


     As at December 31, 2002, principal repayments including sinking fund requirements are as follows for the next five years:

     2003                                                                $ 8,764
     2004                                                                 38,023
     2005                                                                 13,621
     2006                                                                  7,728
     2007                                                                    407
     Thereafter                                                            2,833
     ---------------------------------------------------------------------------
                                                                         $71,376
     ===========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001 and 2000

8.   SHARE CAPITAL

     (a) Authorized

         Unlimited number of common shares, without par value.
         Unlimited number of senior preferred shares, without par value, issuable in series.
         Unlimited number of junior preferred shares, without par value, issuable in series.

     (b) Issued

         Issued and outstanding, December 31, 1999                                      16,733,264
         Number of common shares issued during the year ended December 31, 2000:
              For cash, pursuant to stock options exercised                                 15,299
         -----------------------------------------------------------------------------------------

         Issued and outstanding, December 31, 2000                                      16,748,563
         Number of common shares issued during the year ended December 31, 2001:
              For cash, pursuant to stock options exercised                                 18,667
         -----------------------------------------------------------------------------------------

         Issued and outstanding, December 31, 2001                                      16,767,230
         Number of common shares issued during the year ended December 31, 2002:
              For cash, pursuant to stock options exercised                                 42,102
         -----------------------------------------------------------------------------------------

         Issued and outstanding, December 31, 2002                                      16,809,332
         =========================================================================================

     (c) Options

         The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. At December 31, 2002, there were 911,717 (2001 -- 1,004,917) shares authorized an d available for grants of options under the stock option plan. Stock option activity for 2000, 2001 and 2002 is presented below:

                                            Number of Options   Weighted Average
                                                  Outstanding     Exercise Price
         -----------------------------------------------------------------------
         Outstanding, December 31, 1999               195,236             $ 9.20

            Granted                                    78,000              26.66
            Cancelled                                 (16,301)              5.00
            Exercised                                 (15,299)              0.10
         -----------------------------------------------------------------------
         Outstanding, December 31, 2000               241,636              15.70

            Granted                                   157,750              23.44
            Cancelled                                  (4,000)             24.60
            Exercised                                 (18,667)              0.10
         -----------------------------------------------------------------------
         Outstanding, December 31, 2001               376,719              19.62

            Granted                                    93,200              26.10
            Exercised                                 (42,102)              8.68
         -----------------------------------------------------------------------
         Outstanding, December 31, 2002               427,817             $22.11
         =======================================================================
         Exercisable, December 31, 2002               286,617             $20.29
         =======================================================================

         The options outstanding at December 31, 2002 expire on dates ranging to February 11, 2012.

         The following is a summary of stock options outstanding and exercisable at December 31, 2002:


                                                           Options Outstanding                          Options exercisable
                                              -------------------------------------------        ---------------------------------
         Range of                    Number        Weighted average      Weighted average             Number      Weighted average
         exercise prices        Outstanding   remaining life (years)       exercise price        exercisable        exercise price
         -------------------------------------------------------------------------------------------------------------------------
         $0.10                       57,867                    1.58                $ 0.10             57,867                $ 0.10
         $23.35 -- $38.625          369,950                    7.43                 25.55            228,750                 25.40
         -------------------------------------------------------------------------------------------------------------------------
                                    427,817                                                          286,617
         =========================================================================================================================

         Subsequent to December 31, 2002 the Company granted options to purchase a total of 154,400 common shares of the Company to certain employees and directors of the Company. The options have an exercise price of $31.05 per share and an expiry date of January 30, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001 and 2000

8.   SHARE CAPITAL (CONTINUED)

     (d) Stock based compensation plan

         The Company uses the intrinsic value method to account for stock-based compensation awards. This method did not result in any compensation expense for the period. Had compensation expense for option grants made under the Company's stock option plan since December 31, 2001 been recorded in accordance with the fair value method at the applicable grant dates, the Company's net earnings for 2002 would have been reduced as indicated by the pro forma amounts below:


                                                               Per Share Amount
                                                              ------------------
         Year ended December 31, 2002         Earnings        Basic      Diluted
         -----------------------------------------------------------------------
         Net earnings:
            As reported                        $28,371        $1.69        $1.65
            Adjusted                           $27,644        $1.68        $1.63
         -----------------------------------------------------------------------

         The fair value of the 2002 option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%; dividend yield of 0%; expected lives of 5 years; and volatility of 27%. The weighted average grant date fair value of options granted in the year ended December 31, 2002 was $8.74 per option. The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

     (e) Net earnings per share

         Year ended December 31, 2002            Earnings               Shares    Per Share Amount
         -----------------------------------------------------------------------------------------
         Basic net earnings per share             $28,371           16,793,202              $ 1.69
         Effect of dilutive securities:
            Share options                            --                122,222               (0.01)
         -----------------------------------------------------------------------------------------
         Diluted net earnings per share           $28,371           16,915,424              $ 1.68
         =========================================================================================

         As at December 31, 2002, the Company had 10,000 stock options outstanding with an exercise price of $38.625 per share. These options were not included in the computation of diluted net earnings per share because the options' exercise price was greater than the average market price of the Company's shares for the year then ended.


9.   SEGMENTED INFORMATION

     The Company's principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single reportable segment.

     Summarized information on the Company's activities by geographic segment is as follows:

                                       United States         Canada          Other        Combined
     ---------------------------------------------------------------------------------------------
     Year ended December 31, 2002:
        Auction revenues                    $ 84,344        $17,627        $31,581        $133,552
        Capital assets and goodwill          135,921         60,176         31,749         227,846
     Year ended December 31, 2001:
        Auction revenues                      76,272         18,485         22,234         116,991
        Capital assets and goodwill          127,702         42,939         28,744         199,385
     Year ended December 31, 2000:
        Auction revenues                      66,425         18,517         21,183         106,125
        Capital assets and goodwill          109,376         30,005         31,356         170,737
     ---------------------------------------------------------------------------------------------


10. INCOME TAXES

     Income tax expense differs from that determined by applying the United States statutory tax rates to the Company's results of operations as follows:

     Year ended December 31                                     2002              2001
     ---------------------------------------------------------------------------------
     Statutory federal tax rate in the United States             35%               35%
     =================================================================================
     Expected income tax expense                            $ 13,660          $ 10,473
     Differences:
          State taxes in the United States                     1,951             1,197
          Earnings taxed in other countries                   (5,175)           (3,839)
          Withholding taxes on intercompany dividend            --               2,000
          Other                                                  220                37
     ---------------------------------------------------------------------------------
          Actual income tax expense                         $ 10,656          $  9,868
     =================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2002, 2001 and 2000

10.  INCOME TAXES (CONTINUED)

     Future income tax assets and liabilities are as follows:

     December 31                                                                                 2002            2001
     ----------------------------------------------------------------------------------------------------------------
     Future income tax assets (liabilities):
        Capital assets                                                                        $   397         $   777
        Tax deductible benefit of options granted                                                 314             471
        Tax deductible financing costs incurred in the course of the Company's initial
           public offering in March 1998                                                         --               435
        Unused tax losses, expiring on December 31, 2004 to 2007                                1,085           1,613
        Other                                                                                     105            --
     ----------------------------------------------------------------------------------------------------------------
        Total future income tax assets                                                          1,901           3,296
        Valuation allowance                                                                      (288)           (761)
     ----------------------------------------------------------------------------------------------------------------
        Net future income tax assets                                                            1,613           2,535
     ----------------------------------------------------------------------------------------------------------------

     Future income tax liabilities arising from temporary differences between the tax basis of net assets and their carrying value:
        Capital assets                                                                         (2,064)         (1,350)
        Goodwill                                                                               (1,515)           (592)
     ----------------------------------------------------------------------------------------------------------------
        Total future income tax liabilities                                                    (3,579)         (1,942)
     ----------------------------------------------------------------------------------------------------------------
                                                                                              $(1,966)        $   593
     ================================================================================================================

11.  COMMITMENTS AND CONTINGENCIES

     (a) Operating Leases

         The Company is party to certain operating leases. These operating leases relate to auction sites located in the United Arab Emirates, Mexico, the United States, Australia and Singapore, and to automobile leases. The future minimum lease payments as at December 31, 2002 are approximately as follows:

         2003                                                     $1,077
         2004                                                      1,088
         2005                                                      1,097
         2006                                                        938
         2007                                                        483
         Thereafter                                                  725
         ---------------------------------------------------------------


         Total rent expenses in respect of these leases for the year ended December 31, 2002 was $1,069,000 (2001 -- $689,000;2000 -- $615, 000).

     (b) Contingencies

         Certain of the Company's operating leases for auction sites contain clauses that require the Company to return the auction site to the state and condition in which it was at the inception of the lease if the Company terminates the lease or does not renew it at the end of the lease term. The occurrence and amount of the potential liability, if any, for these site restoration costs is not determinable at the date of these financial statements.

         In certain situations the company will guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor's equipment (note 1(f)). At December 31, 2002 the Company had no outstanding guarantees under contract.


12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2002, 2001 and 2000, net earnings in accordance with Canadian GAAP equals net earnings in accordance with United States GAAP.

     US GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

     Year ended December 31                                                    2002           2001            2000
     -------------------------------------------------------------------------------------------------------------
     Net earnings in accordance with Canadian and United States GAAP        $28,371        $20,054         $17,205
     Other comprehensive income (loss):
        Foreign currency translation adjustment                               4,391         (2,887)         (2,838)
     -------------------------------------------------------------------------------------------------------------
     Comprehensive income in accordance with United States GAAP             $32,762        $17,167         $14,367
     =============================================================================================================


     Accumulated other comprehensive income (loss), which under U.S. GAAP is presented as a separate component of shareholders' equity, is comprised of the following:

                                                   Foreign currency
                                                translation adjustment
                                       ---------------------------------------
     December 31                          2002            2001            2000
     -------------------------------------------------------------------------
     Balance, beginning of year        $(8,844)        $(5,957)        $(3,119)
     Current period change               4,391          (2,887)         (2,838)
     -------------------------------------------------------------------------
     Balance, end of year              $(4,453)        $(8,844)        $(5,957)
     =========================================================================

SELECTED FINANCIAL AND OPERATING DATA
(Tabular dollar amounts expressed in thousands of United States Dollars,except per share data)

Year ended December 31                                           2002          2001           2000           1999           1998
--------------------------------------------------------------------------------------------------------------------------------
GROSS AUCTION SALES (UNAUDITED)                            $1,376,206    $1,290,897     $1,232,974     $1,170,529     $1,087,800
                                                           =====================================================================
STATEMENT OF OPERATIONS DATA
   Auction revenues                                        $  133,552    $  116,991     $  106,125     $  104,624     $   94,899
   Direct expenses                                            (19,684)      (18,861)       (17,936)       (17,469)       (16,010)
                                                           ---------------------------------------------------------------------
                                                              113,868        98,130         88,189         87,155         78,889

   Depreciation and amortization                                9,208(4)     (9,076)(4)     (7,761)(4)     (5,581)(4)     (2,752)
   General and administrative                                  63,786       (56,517)       (52,942)       (47,346)       (39,315)
                                                           ---------------------------------------------------------------------
   Earnings from operations                                    40,874        32,537         27,486         34,228         36,822

   Interest expense                                            (4,302)       (4,024)        (3,378)        (1,705)        (1,569)
   Other income                                                 2,455(1)      1,409          1,252          1,209          3,251(1)
                                                           ---------------------------------------------------------------------
   Earnings before income taxes                                39,027        29,922         25,360         33,732         38,504

   Income taxes                                                10,656        (9,868)(3)     (8,155)       (11,452)       (13,670)
                                                           ---------------------------------------------------------------------
   Net earnings                                            $   28,371    $   20,054     $   17,205     $   22,280     $   24,834
                                                           =====================================================================
   Net earnings per share-diluted                          $     1.68    $     1.19(4)  $     1.02     $     1.32     $     1.54(2)
                                                           =====================================================================

BALANCE SHEET DATA (END OF YEAR)
   Working capital (including cash)                        $   25,443    $   19,279     $   30,857     $   25,980     $   49,149
   Total assets                                               329,136       275,543        268,353        216,146        152,593
   Long term debt                                              62,612        61,217         57,821         35,728          8,768
   Total shareholders' equity                                 199,374       165,933        148,764        134,395        104,172

SELECTED OPERATING DATA (UNAUDITED)
   Auction revenues as percentage of gross auction sales         9.70%         9.06%          8.61%          8.94%          8.72%
   Number of consignors                                        20,919        19,196         18,177         16,185         14,432
   Number of bidders                                          156,010       139,339        122,154        116,325        109,766
   Number of buyers                                            50,126        46,647         41,940         38,958         34,613
   Number of permanent auction sites (end of year)                 22            21             20             17             13


(1) Other income in 2002 includes $1.0 million of non-recurring income and other income in 1998 includes $1.8 million of non-recurring income.

(2) 1998 net earnings per share is not comparable to 1999 net earnings per share because the average number of shares outstanding changed significantly between the two periods due to the impact of the Company's initial public offering in March 1998.

(3) 2001 Income tax expense includes a charge of $2.0 million for withholding taxes paid on an intercompany dividend.

(4) The company stopped amortizing goodwill effective January 1,2002 in accordance with new accounting pronouncements. The amortization expense in prior years was $1.7 million in 2001,$1.7 million in 2000 and $1.2 million in 1999.

SUPPLEMENTAL QUARTERLY DATA

(Unaudited; tabular dollar amounts expressed in thousands of United States Dollars, except per share data)

                                                  Gross      Auction          Net    Net Earnings Per Share        Closing
2002                                      Auction Sales     Revenues     Earnings        Basic      Diluted     Stock Price
---------------------------------------------------------------------------------------------------------------------------
1st quarter                                 $   293,208   $   29,317   $    5,363       $ 0.32     $   0.32       $   27.15
2nd quarter(2)                                  414,056       38,864       10,775         0.64         0.64           31.21
3rd quarter                                     208,071       20,991        1,111         0.07         0.07           29.80
4th quarter                                     460,871       44,380       11,122         0.66         0.65           32.35
-----------------------------------------------------------------------------------------------------------
                                            $ 1,376,206   $  133,552   $   28,371(4)    $ 1.69     $   1.68
===========================================================================================================

                                                  Gross      Auction          Net    Net Earnings Per Share        Closing
2001                                      Auction Sales     Revenues     Earnings        Basic      Diluted     Stock Price
---------------------------------------------------------------------------------------------------------------------------
1st quarter                                 $   289,724   $   25,445   $    3,062       $ 0.18     $   0.18       $   23.50
2nd quarter                                     373,990       35,025        6,351(1)      0.38(1)      0.38(1)        27.50
3rd quarter                                     179,294       16,851         (955)       (0.06)       (0.06)          24.85
4th quarter                                     447,889       39,670       11,596         0.69         0.69           24.88
-----------------------------------------------------------------------------------------------------------
                                            $ 1,290,897   $  116,991   $   20,054(1)    $ 1.20(1)  $   1.19(1)
===========================================================================================================

                                                  Gross      Auction          Net    Net Earnings Per Share        Closing
2000                                      Auction Sales     Revenues     Earnings        Basic      Diluted     Stock Price
---------------------------------------------------------------------------------------------------------------------------
1st quarter                                 $   289,928   $   26,769   $    3,609       $ 0.22     $   0.21       $   25.50
2nd quarter                                     353,354       29,570        6,109         0.36         0.36           23.94
3rd quarter                                     231,550       21,554        1,503         0.09         0.09           21.38
4th quarter                                     358,142       28,232        5,984         0.36         0.36           20.75
-----------------------------------------------------------------------------------------------------------
                                            $ 1,232,974   $   106,125  $   17,205(4)    $ 1.03     $   1.02
===========================================================================================================

                                                  Gross      Auction          Net    Net Earnings Per Share        Closing
1999                                      Auction Sales     Revenues     Earnings        Basic      Diluted     Stock Price
---------------------------------------------------------------------------------------------------------------------------
1st quarter                                 $   201,764   $   18,013   $    1,632       $ 0.10     $   0.10       $   33.69
2nd quarter                                     387,288       35,589       10,471         0.63         0.62           38.13
3rd quarter                                     219,024       20,699        2,146         0.13         0.13           38.00
4th quarter                                     362,453       30,323        8,031         0.48         0.47           27.75
-----------------------------------------------------------------------------------------------------------
                                            $ 1,170,529   $   104,624  $   22,280(4)    $ 1.34     $   1.32
===========================================================================================================

                                                  Gross      Auction          Net    Net Earnings Per Share        Closing
1998                                      Auction Sales     Revenues     Earnings        Basic      Diluted     Stock Price
---------------------------------------------------------------------------------------------------------------------------
1st quarter                                 $   227,637   $   21,229   $    3,377       $ 0.24     $   0.24       $   24.06
2nd quarter                                     339,219       29,188        8,492         0.51         0.51           26.56
3rd quarter(2)                                  183,633       13,869        2,004         0.12         0.12           22.13
4th quarter                                     337,311       30,613       10,961         0.66         0.65           26.94
-----------------------------------------------------------------------------------------------------------
                                            $ 1,087,800   $   94,899   $   24,834       $ 1.56(3)  $   1.54(3)
===========================================================================================================

(1) Excluding the impact of $2.0 million in withholding taxes paid on an intercompany dividend in the second quarter of 2001,net earnings for the quarter would have been $8,351,000 ($0.60 per share, basic or diluted) and net earnings for the full year would have been $22,054,000 ($1.32 per basic share,$1.31 per diluted share).

(2) Net earnings for the second quarter of 2002 include non-recurring income of $0.8 million or $0.05 per share and net earnings for the third quarter of 1998 include non-recurring income of $1.2 million or $0.07 per share.

(3) 1998 net earnings per share on a full year basis does not equal the sum of the quarterly amounts because the number of shares outstanding changed significantly in March 1998 when the company completed its initial public offering.

(4) The company stopped amortizing goodwill effective January 1,2002 in accordance with new accounting pronouncements. The amortization expense in prior years was $1.7 million in 2001,$1.7 million in 2000 and $1.2 million in 1999.

SHAREHOLDER INFORMATION


ADDRESS

RITCHIE BROS. AUCTIONEERS INCORPORATED
6500 River Road
Richmond, BC
Canada,V6X 4G5
Telephone:            604.273.7564
Canada (toll-free)    1.800.663.1739
USA (toll-free)       1.800.663.8457
Facsimile:            604.273.6873
Website:              rbauction.com


BOARD OF DIRECTORS

David E. Ritchie      Chairman & Chief Executive Officer

Peter J. Blake        Director, Senior VP & Chief Financial Officer

C. Russell Cmolik     Director

Charles E. Croft      Director

G. Edward Moul        Director

Mr. Moul serves as Lead Independent Director. Shareholders wishing to speak to the Lead Independent Director should call 604.233.6153 or send an email to leaddirector@rbauction.com


MANAGEMENT ADVISORY COMMITTEE

David E. Ritchie*     Chief Executive Officer

Robert S. Armstrong   VP - Finance & Internet Services; Corporate Secretary

Peter J. Blake*       Senior VP & Chief Financial Officer

Robert K. Mackay*     Executive VP

Michael J. Murray     Divisional VP - Northwest Division

David D. Nicholson    Divisional VP - South Central Division

Michael G. Ritchie    Divisional VP - Western Canada Division

Roger W. Rummel*      Senior VP - Southwest & Mexico Divisions

J. Dean Siddle        VP - Senior Valuation Analyst

Sylvain M. Touchette  Divisional VP - Eastern Canada Division

Guylain Turgeon       Managing Director - European Operations

Randall J. Wall*      President & Chief Operating Officer

Robert K. Whitsit*    Senior VP - Southeast Division

* Member of Executive Committee


INVESTOR RELATIONS

Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

      INVESTOR RELATIONS DEPARTMENT
      6500 River Road
      Richmond, BC
      Canada,V6X 4G5
      Telephone:                    604.273.7564
      Canada (toll-free)            1.800.663.1739
      USA (toll-free)               1.800.663.8457
      Facsimile:                    604.273.2405
      Email:                        ir@rbauction.com

Copies of the Company's filings with the US Securities & Exchange Commission and with the Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the Internet at rbauction.com.


ANNUAL GENERAL MEETING

The Annual General Meeting of the Company's shareholders will be held at 11 am on Monday April 14, 2003 at the Abercorn Inn, 9260 Bridgeport Road, Richmond, BC V6X 1S1.


STOCK EXCHANGE

Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and trades under the symbol "RBA".


TRANSFER AGENT

Communications concerning transfer requirements, address changes and lost certificates should be directed to:

      COMPUTERSHARE TRUST COMPANY OF CANADA
      Suite 600
      530 - 8th Avenue S.W.
      Calgary, Alberta
      Canada T2P 3S8
      Telephone:                    403.267.6807
      Canada and USA (toll-free):   1.800.332.0095
      Facsimile:                    403.267.6529
      Email:                        philip.menard@computershare.com

Co-agent in the United States:

      COMPUTERSHARE TRUST COMPANY OF NEW YORK
      New York, NY


AUDITORS

KPMG LLP
Vancouver, Canada

[MAP OF WORLD-WIDE AUCTION SITES]

               [ANNUAL REPORT BACK COVER - PHOTO OF AUCTION YARD
                            - FORT WORTH, TEXAS USA]

                        [RITCHIE BROS. Auctioneers LOGO]

                 6500 River Road, Richmond, BC, Canada V6X 4G5

                    Tel: 604-273-7564     Fax: 604-273-6873
                               www.rbauction.com
                          [CELEBRATING 40 YEARS LOGO]

                           This report was created by
                           employees of Ritchie Bros.